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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                SCHEDULE 14D-9
                                (RULE 14D-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                                   IBP, INC.
                           (NAME OF SUBJECT COMPANY)

                                   IBP, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

                               -----------------

                    COMMON STOCK, PAR VALUE $0.05 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                               -----------------

                                   449223106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               -----------------

                             SHEILA B. HAGEN, ESQ.
                                GENERAL COUNSEL
                                   IBP, INC.
                            800 STEVENS PORT DRIVE
                            DAKOTA DUNES, SD 57049
                           TELEPHONE: (605) 235-2061
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
                                 COMMUNICATION
                 ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               -----------------

                                WITH A COPY TO:

                             SETH A. KAPLAN, ESQ.
                        WACHTELL, LIPTON, ROSEN & KATZ
                               51 W. 52ND STREET
                              NEW YORK, NY 10019
                                (212) 403-1000

                               -----------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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ITEM 1. SUBJECT COMPANY INFORMATION.

   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9" or the "Statement") relates is IBP, inc., a Delaware corporation ("IBP" or the "Company"). The principal executive offices of the Company are located at 800 Stevens Port Drive, Dakota Dunes, South Dakota 57049. The Company's business telephone number is (605) 235-2061. The class of equity securities to which this Statement relates is the common stock, par value $0.05 per share, of the Company (the "IBP Common Stock"). As of June 29, 2001, there were outstanding 106,267,735 shares of IBP Common Stock.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

   The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

   This Statement relates to the tender offer by Lasso Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Tyson Foods, Inc. ("Tyson"), to purchase up to a number of shares of IBP Common Stock (the "Shares") which, together with the Shares owned by Tyson, represents 50.1% of the outstanding Shares, at a purchase price of $30.00 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated July 3, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in, and the Offer to Purchase is filed as an exhibit to, the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser with the Securities and Exchange Commission (the "Commission") on July 3, 2001.

   The Offer is being made pursuant to the Agreement and Plan of Merger dated as of January 1, 2001, among Tyson, Purchaser and the Company, as modified by the Stipulation and Order, dated June 27, 2001, among Tyson, Purchaser and the Company (the "Stipulation") (as modified by the Stipulation (except where the context suggests otherwise), the "Merger Agreement"). The Merger Agreement provides that following the completion of the Offer and the satisfaction or waiver of certain other conditions in the Merger Agreement, the Company will be merged with and into Purchaser (the "Merger") with Purchaser continuing as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Tyson, Purchaser or other subsidiaries of Tyson) would be converted into the right to receive shares of Class A common stock, par value $0.10 per share, of Tyson ("Tyson Class A Common Stock") having a value of $30.00 if, during the fifteen trading day period ending on the fifth trading day immediately preceding the Effective Time, the average per share price of Tyson Class A Common Stock is at least $12.60 and no more than $15.40. If the average per share price of Tyson Class A Common Stock is less than $12.60, then each Share outstanding immediately prior to the Effective Time will be exchanged for 2.381 shares of Tyson Class A Common Stock. If the average per share price of Tyson Class A Common Stock is more than $15.40, then each Share outstanding immediately prior to the Effective Time will be exchanged for 1.948 shares of Tyson Class A Common Stock.

   As set forth in the Schedule TO, the principal executive offices of Purchaser and Tyson are located at 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that is attached as Annex C to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex C hereto) or incorporated

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herein by reference, to the knowledge of the Company, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between IBP or its affiliates and (1) its executive officers, directors or affiliates or (2) Tyson or Purchaser, or any of their respective executive officers, directors or affiliates.

   THE MERGER AGREEMENT AND THE STIPULATION AND ORDER.

   The summary of the Merger Agreement, the summary of the Stipulation and the descriptions of the conditions to the Offer contained in Sections 14 and 17 of the Offer to Purchase, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summaries and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference, and the Stipulation, which has been filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

   THE VOTING AGREEMENT.

   On January 1, 2001, Tyson Limited Partnership ("TLP") and the Company entered into a voting agreement (the "Voting Agreement"), a copy of which is filed as an exhibit to the Schedule TO, pursuant to which TLP agreed to vote all of the shares of Class B common stock, par value $0.10 per share, of Tyson ("Tyson Class B Common Stock") that it owns to approve the issuance of Tyson Class A Common Stock with respect to the exchange offer and the Merger at Tyson's stockholder meeting. TLP owns 102,598,560 shares of Tyson Class B Common Stock representing approximately 90% of the voting power of Tyson, thus assuring Tyson shareholder approval. This summary is qualified in its entirety by reference to the complete text of the Voting Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

   On June 27, 2001, TLP executed and delivered to the Company a letter (the "Voting Agreement Letter"), a copy of which is filed as an exhibit to the Schedule TO, pursuant to which TLP consented to the Stipulation and confirmed that the terms of the Voting Agreement remained in full force and effect. This summary is qualified in its entirety by reference to the complete text of the Voting Agreement Letter, which has been filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

   CONFIDENTIALITY AGREEMENTS.

   On December 4, 2000, the Company and Tyson entered into a confidentiality agreement (the "Confidentiality Agreement"), a copy of which is filed as an exhibit to the Schedule TO, pursuant to which Tyson agreed to keep confidential certain information it and its advisors may receive from the Company and its advisors in connection with Tyson's evaluation of a potential transaction. Under the Confidentiality Agreement, Tyson was prohibited prior to March 31, 2001 from making any proposals to acquire less than all of the outstanding Shares, and from acquiring additional Shares in the open market if such acquisition would result in Tyson beneficially owning more than 9.9% of the outstanding Shares, except in each case under certain circumstances. This summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

   On December 18, 2000, the Company and Tyson entered into a confidentiality agreement (the "Second Confidentiality Agreement"), a copy of which is filed as an exhibit to the Schedule TO, pursuant to which the Company agreed to keep confidential certain information it and its advisors may receive from Tyson and its advisors in connection with the Company's evaluation of a potential transaction. The Second Confidentiality Agreement is substantially similar to the Confidentiality Agreement, except that the Second Confidentiality Agreement contains no restrictions on the Company's right to make acquisitions of Tyson's stock. This summary is qualified in its entirety by reference to the complete text of the Second Confidentiality Agreement, which has been filed as Exhibit
(e)(5) hereto and is incorporated herein by reference.

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   CERTAIN EMPLOYMENT AND BENEFITS ARRANGEMENTS.

   COMPANY STOCK OPTIONS. The Merger Agreement provides that at or immediately prior to the Effective Time, (1) each employee stock option or director stock option to purchase outstanding Shares under any stock option plan of the Company, whether or not vested or exercisable (each, a "Company Option") will, by virtue of the Merger and without any further action on the part of any holder thereof, be assumed by Tyson and deemed to constitute an option (each, a "Tyson Option") to acquire, on the same terms and conditions as were applicable under such Company Option, the same number of shares of Tyson Class A Common Stock as the holder of such Company Option would have been entitled to receive had such holder exercised such Company Option in full immediately prior to the Effective Time (rounded to the nearest whole number), at a price per share (rounded down to the nearest whole cent) equal to (x) the aggregate exercise price for the Shares otherwise purchasable pursuant to such Company Option divided by (y) the number of whole shares of Tyson Class A Common Stock purchasable pursuant to the Tyson Option in accordance with the foregoing and
(2) Tyson will assume the obligations of the Company under the stock option plans of the Company, each of which will continue in effect after the Effective Time, and all references to the Company in such plans, and any option granted thereunder, will be deemed to refer to Tyson, where appropriate. The other terms of each such Company Option, and the plans under which they were issued, will continue to apply in accordance with their terms.

   Under the Merger Agreement, prior to the effective time of the Merger, the Company will use its reasonable best efforts to (i) obtain any consents from holders of Company Options and (ii) make any amendments to the terms of such stock option plans of the Company that, in the case of either clause (i) or
(ii), are necessary or appropriate to give effect to the above transactions; provided, however, that lack of consent of any holder of a Company Option will in no way affect the obligations of the parties to consummate the Merger.

   Under the Merger Agreement, Tyson will agree to take, at or prior to the Effective Time of the Merger, all corporate action necessary to reserve for issuance a sufficient number of shares of Tyson Class A Common Stock for delivery upon exercise of the Tyson Options. The Merger Agreement provides for Tyson to file a registration statement on Form S-8, with respect to the shares of Tyson Class A Common Stock subject to such Tyson Options and use commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Tyson Options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, Tyson will administer the Company stock option plans in a manner consistent with the exemptions provided by Rule 16(b)(3) promulgated under the Exchange Act.

   EMPLOYEE MATTERS. Pursuant to the Merger Agreement, Tyson has agreed that, subject to applicable law, the Surviving Corporation and its subsidiaries will provide benefits to their employees which will, in the aggregate, be comparable to those currently provided by Tyson and its subsidiaries to their employees; provided, however, that this obligation will not apply to any employees represented for purposes of collective bargaining.

   DIRECTOR AND OFFICER LIABILITY. For six years after the Effective Time, Tyson will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's articles of incorporation and bylaws in effect on the date of the Merger Agreement; subject to any limitation imposed from time to time under applicable law. In addition, for six years after the Effective Time, Tyson will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such officer and director currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement, provided that if the aggregate annual premiums for such insurance at any time during such period shall exceed 200% of the per annum rate of premium paid by the Company in its last full fiscal year for such insurance, then

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Tyson will cause the Surviving Corporation to provide only such coverage as shall then be available at an annual premium equal to 200% of such rate.

   REPRESENTATION ON TYSON'S BOARD OF DIRECTORS. On June 28, 2001, the Company and Tyson announced that Robert L. Peterson, IBP's Chairman and Chief Executive Officer, and Richard L. Bond, IBP's President and Chief Operating Officer, have agreed to become members of Tyson's Board of Directors upon closing of the Merger.

   RAWHIDE TERMINATION FEE.

   On January 1, 2001, Tyson executed a letter agreement (the "Letter Agreement"), pursuant to which Tyson advanced to the Company $66,500,000 (the "Advance"), representing the amount of fees and expenses owed by the Company to Rawhide Holdings Corporation ("Rawhide") as a result of the termination of the Agreement and Plan of Merger (the "Rawhide Agreement"), by and among the Company, Rawhide and Rawhide Acquisition Corporation, dated October 1, 2000. This summary is qualified in its entirety by the complete text of the Letter Agreement, which has been filed as Exhibit (e)(8) hereto and is incorporated herein by reference.

   On January 2, 2001, the Company executed a promissory note in favor of Tyson (the "Rawhide Promissory Note"), pursuant to which the Company agreed to repay to Tyson the Advance, plus interest thereon, if certain circumstances described in the Merger Agreement were to occur. This summary is qualified in its entirety by the complete text of the Rawhide Promissory Note, which has been filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

   (a) Recommendation of the Board.

   The Board of Directors (the "Board" or the "Board of Directors") of the Company, at a meeting held on January 1, 2001, upon the recommendation of a special committee of the Board (the "Special Committee"), unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the exchange offer and the Merger, taken together, and the termination of the Rawhide Agreement, are fair to and in the best interests of the Company and holders of Shares, approved the Merger Agreement and transactions contemplated thereby, including the Offer, exchange offer and the Merger, and exempted the Merger Agreement and the transactions contemplated thereby from the restrictions of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL").

   At a meeting held on June 26, 2001, the Board, by a unanimous vote of those present, determined that the Stipulation was in the best interests of the Company and its shareholders and was the best means to resolve the outstanding issues and disputes relating to the Merger Agreement and Confidentiality Agreement and to facilitate consummation of the transactions contemplated by the Merger Agreement, as modified by the Stipulation. All of the Board members were present for the vote, except for Martin A. Massengale, who expressed his support for the Stipulation at the meeting before he excused himself from the meeting.

   The Board unanimously recommends that all the holders of Shares who desire to receive cash for their Shares accept the Offer and tender their Shares pursuant to the Offer. In that regard, the Board notes that the maximum number of shares of Tyson Class A Common Stock that Tyson is required to issue per Share in the Merger is 2.381 shares of Tyson Class A Common Stock and that on June 26, 2001, the aggregate market price of such 2.381 shares was substantially below $30 per Share. Accordingly, in reaching their decisions as to whether or not to tender into the Offer, the Board urges IBP stockholders to obtain current quotations for Tyson Class A Common Stock.

   (b)(i) Background of the Offer; Contacts with Tyson.

   On October 2, 2000, the Company and Donaldson, Lufkin & Jenrette, Inc. ("DLJ") jointly announced that Rawhide, a wholly-owned subsidiary of DLJ Merchant Banking Partners III, L.P., a private equity fund affiliated with DLJ, had entered into the Rawhide Agreement with IBP and Rawhide Acquisition Corporation, pursuant to

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which Rawhide would acquire the outstanding Shares in a transaction whereby each Share would be converted into the right to receive $22.25 in cash.

   On October 27, 2000, Brandes Investment Partners, L.P., Brandes Investment Partners Inc., Brandes Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby, together the holders of 9.12% of the outstanding Shares, disclosed in a public filing with the Commission their intention to vote against the merger proposed by the Rawhide Agreement and to consider asserting their appraisal rights under Delaware law.

   On November 13, 2000, Smithfield Foods, Inc. ("Smithfield") announced in a public filing with the Commission its offer to acquire the outstanding Shares for $25 a share payable in Smithfield common stock, subject to a maximum exchange ratio of .878 and minimum exchange ratio of .719. Also, on November 13, 2000, the Special Committee announced that Smithfield's offer met the applicable threshold under the Rawhide Agreement and that it would begin discussions with Smithfield. The Special Committee indicated in a letter to Smithfield dated November 13, 2000, that it was particularly concerned with potential regulatory issues as well as the "collar" on the exchange ratio in Smithfield's offer. Thereafter, on November 16, 2000, the Company and Smithfield announced that they had entered into a confidentiality agreement, pursuant to which Smithfield was prohibited prior to March 31, 2001 from making any proposals to acquire less than all of the outstanding Shares, and from acquiring additional Shares in the open market if such acquisition would result in Smithfield beneficially owning more than 9.9% of the outstanding Shares, except in each case under certain circumstances. On December 8, 2000, Smithfield delivered a form of merger agreement to the Company.

   On November 21, 2000 John Tyson, Chairman, President and Chief Executive Officer of Tyson, contacted Richard Bond, President of the Company, and inquired as to whether Robert Peterson, IBP's Chairman and Chief Executive Officer, might be willing to meet with him as well as other senior Tyson executives. Mr. Bond and Mr. Peterson agreed, and as a result, John Tyson and other senior Tyson executives met with Mr. Peterson and Mr. Bond on November 24, 2000, during which the Tyson representatives discussed generally Tyson's interest in a possible business transaction with the Company. Mr. Bond and Mr. Peterson referred them, during the discussions, to the Special Committee.

   On December 4, 2000, Tyson sent a letter to the Special Committee in which it proposed that Tyson acquire all the outstanding IBP Common Stock in a two-step merger pursuant to a definitive agreement in which IBP stockholders would receive cash and Tyson Class A Common Stock valued at $26.00 for each Share. To effect the transaction, Tyson would first commence a cash tender offer for 50.1% of the outstanding Shares. After conclusion of the tender offer, Tyson would effect a merger in which each remaining Share would be converted into $26.00 of Tyson Class A Common Stock, subject to a maximum exchange ratio of 2.063 Tyson shares and a minimum exchange ratio of 1.688 Tyson shares per Share.

   Tyson said its transaction was intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code such that the stock portion of consideration would be tax-free to IBP stockholders, and that it expected IBP employee stock options would be converted into Tyson's stock options on a basis consistent with the overall valuation received by IBP stockholders in the second-step merger portion of the transaction.

   Tyson stated that its proposal was subject to completion of a quick, confirmatory due diligence review and negotiation of a definitive merger agreement.

   On December 4, the Special Committee sent John Tyson a letter in which it indicated that it had determined that Tyson's proposal met the applicable threshold under the Rawhide Agreement and that the Special Committee was therefore prepared to enter into discussions with Tyson regarding its proposal.

   The Special Committee stated that a key point of concern with respect to the Tyson proposal was the "collar" on the exchange ratio, noting that subsequent to Tyson's announcement of its proposal, Tyson's stock

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traded below the lower end of the proposed collar. The Special Committee also indicated that it was interested in discussing the regulatory and political implication of Tyson's proposal, and hearing Tyson's strategy for addressing any issues that might arise in that regard.

   On December 4, 2000, the Company and Tyson entered into the Confidentiality Agreement, pursuant to which Tyson was prohibited prior to March 31, 2001 from making any proposals to acquire less than all of the outstanding Shares, and from acquiring additional Shares in the open market if such acquisition would result in Tyson beneficially owning more than 9.9% of the outstanding Shares, except in each case under certain circumstances.

   On December 11, 2000, Tyson announced its intention to commence a cash tender offer to purchase up to the number of Shares that represent, together with the Shares owned by Tyson, 50.1% of the outstanding Shares. On December 12, 2000, Tyson filed a Schedule TO with the Commission with respect to such offer and also delivered a form of merger agreement to the Company.

   During the course of its discussions with representatives of the Special Committee after Tyson had made its initial proposal to acquire the Company for $26.00 per Share, Smithfield stated that it would only submit a higher offer if the Special Committee agreed to negotiate with Smithfield on an exclusive basis or if there were a procedure in place which solicited best and final bids from both Tyson and itself on a "blind" basis. The Special Committee determined that it was not in the best interests of shareholders to negotiate with Smithfield on an exclusive basis, but that it would facilitate the maximization of shareholder value to receive a higher bid from Smithfield. For that reason, the Special Committee decided that the best strategy for inducing a higher bid from Smithfield was to solicit best and final bids from both Smithfield and Tyson. On December 21, 2000, J.P. Morgan Securities Inc. ("JPMorgan"), the financial advisor to the Special Committee, at the direction of the Special Committee, sent a letter to each of Smithfield and Tyson requesting that they each submit their best and final bids, along with proposed contracts, between 4:00 P.M. and 5:00 P.M. on December 29, 2000, with such offers to remain open until 9:30 A.M. on January 2, 2001. The letter stated that the Special Committee would not disclose the price proposed to be paid by either bidder to the other bidder.

   Prior to sending the request to Tyson and Smithfield, the Special Committee's advisors contacted DLJ and asked whether Rawhide intended to submit another offer, as permitted by the Rawhide Agreement, if the Company gave notice of its intention to terminate the Rawhide Agreement for a superior transaction. DLJ informed the Special Committee that it did not intend to submit another offer and that it would waive the three business day period in which it could do so, provided that it was paid the termination fee and expenses provided for in the Rawhide Agreement as soon as practicable following termination.

   Between December 21 and December 29, due diligence, negotiations and discussions continued with each of Smithfield and Tyson regarding their respective proposals and contracts. On December 27, 2000, members of management of each of Smithfield and Tyson made presentations to the Special Committee by separate conference calls, each describing its business and prospects and making its case for the superiority of its offer.

   On December 28, 2000, Tyson publicly announced that it was increasing its proposal to $27.00 per Share but that it would not participate in a blind bidding process and sent the following letter to the Special Committee:

                                                            December 28, 2000

   Special Committee of the Board of Directors of IBP, inc.
   IBP, inc.
   800 Stevens Port Drive
   Dakota Dunes, SD 57049

   Re: Tyson Foods, Inc. and IBP, inc.

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   Ladies and Gentlemen:

      We have received the letter of JPMorgan dated December 21, 2000, inviting Tyson Foods, Inc. to submit a proposal with respect to the acquisition of IBP, inc. Thank you for your invitation. I am confident that this proposal will result in an agreement to bring Tyson and IBP together to form a unique company.

      In response to the Special Committee's request, Tyson is increasing its offer to acquire IBP to $27.00 per share. This is clearly the best offer for IBP stockholders and represents a premium of 8% over Smithfield's $25.00 nominal offer, and a much higher premium to any Smithfield offer after applying a realistic discount of at least 10% for regulatory uncertainty and significant timing delays. We will increase our tender offer to $27.00 in cash per share for up to 50.1% of the outstanding IBP common stock and will acquire the remaining IBP common stock for $27.00 of Tyson Class A common stock, subject to our "collar." IBP stockholders will receive $27.00 of Tyson Class A common stock so long as the average closing price per share of Tyson Class A common stock, for a period of fifteen trading days, is no less than $12.60 and no more than $15.40 per share. Our bid will remain open until the close of business on Thursday, January 4, 2001, five business days before the expiration date of our cash tender offer.

      We are also improving the other terms of our proposal. We are delivering to your lawyers a copy of the merger agreement executed by Tyson. In this agreement we have addressed your lawyers' comments and have added features that demonstrate our commitment to getting a transaction completed with certainty and speed. Here are the most significant points:

       -- We will not require a break-up fee. We will only require that IBP pay us $7.5 million to cover our expenses and repay the Rawhide advance if the merger agreement is terminated under circumstances which would have previously entitled us to a break-up fee.

       -- As you requested, we will take all actions necessary to gain regulatory approval for a Tyson/IBP combination. We will assume all the risk of anti-trust authorities prohibiting or imposing significant conditions on a Tyson/IBP combination. To support that commitment, we will agree to pay a break-up fee of $70 million to IBP if Tyson does not complete the acquisition because of constraints imposed by the anti-trust authorities.

       -- To deliver the stock consideration of our proposed transaction as quickly as possible, we will commence an exchange offer for all shares not purchased in the cash tender offer. We will commence our exchange offer promptly after you sign a merger agreement. This will deliver the back-end portion of the consideration to your stockholders at least two to three months earlier than if they had to wait for us to complete a merger.

       -- We will agree to your request to advance the Rawhide break-up fee on terms substantially similar to those suggested by your lawyers.

      We note that the Department of Justice has made a second request with respect to our HSR filing. However, we had active discussions with the DOJ with respect to certain limited matters prior to the holiday season. We expect to be able to answer quickly the DOJ's concerns and be cleared of all HSR issues without undue delay.

      We appreciate the Special Committee's efforts to bring this process to a speedy and final conclusion. However, submitting blind bids after the market closes on New Year's weekend changes the rules in the middle of the process. The bidding for IBP began in public when Smithfield announced its proposal. We also responded publicly and will be making our new proposal public. We believe it is inappropriate to now move the bidding behind closed doors without the opportunity for the marketplace to react to the various bids. A closed process has already once produced an anemic offer that, in hindsight, could have been higher and was sharply criticized by your stockholders and the

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   marketplace. That contract cost IBP stockholders a substantial break-up fee.
   You should not want to repeat such a process.

      A public process will only benefit IBP's stockholders and the Special Committee in their effort to evaluate competing bids. You will recall that Smithfield's stock price declined significantly after announcing its original proposal in November and continued to trade below the collar as long as the market saw Smithfield as the only bidder. If Smithfield were to increase its nominal bid, we believe that the market would then again dramatically revalue Smithfield's stock to reflect a reduced value based on the issuance of additional shares, resulting in a dramatic adjustment in the actual value of Smithfield's bid. Accordingly, any bid submitted by Smithfield should be either discounted substantially or announced publicly along with its material terms. A public process provides marketplace feedback necessary for proper evaluation by the Special Committee.

      Although we are choosing not to participate in the blind bidding process, we remain the bidder with the best terms and in the best position to close quickly. We are confident that the market will agree with this view. We are intent on acquiring IBP in a transaction that is mutually beneficial to your shareholders and ours, but will now only consider future bids against a known offer, one in which all of the merger terms are fully described. If, however, you choose to exclude Tyson by committing to a transaction with Smithfield behind closed doors and without the benefit of marketplace feedback, we will have no choice but to take our proposal directly to IBP's stockholders and let them decide between Tyson and Smithfield. We would be forced to challenge any arrangement you agree to with Smithfield which includes a break-up fee.

      Upon reflection, we believe you will see that our proposal and the manner in which it is presented will deliver superior value to IBP stockholders. Our challenge to you is to act for the benefit of all stockholders and not acquiesce in granting any break-up fees which deprive stockholders of significant value. If Smithfield is not prepared to participate in the spotlight of publicity, you should sign an agreement with us because our offer is clearly superior. We are not asking for a break-up fee and Smithfield can publicly bid later if it so chooses.

      I look forward to hearing from you and to moving forward on bringing our two great companies together.

                                          Very truly yours,
                                          John H. Tyson
                                          Chairman, President and
                                          Chief Executive Officer

   On December 29, 2000, Tyson filed amendments to its cash tender offer documents with the Commission which summarized the terms of its revised offer and included its proposed contract.

   Following the close of trading on December 29, 2000, Smithfield submitted a revised proposal to the Special Committee for a merger in which each Share would be converted into $30.00 per Share in Smithfield stock, subject to a maximum exchange ratio of 1.051 and a minimum exchange ratio of 0.905. In conjunction with the letter outlining its revised proposal, Smithfield delivered a draft merger agreement which provided for, among other things, a termination fee of $50,000,000 plus expenses of up to $7,500,000 payable by either party terminating the agreement for a superior offer, a $10,000,000 fee payable to the Company if the agreement was terminated due to a failure to receive either antitrust approval or Smithfield shareholder approval, and a commitment by Smithfield to use "reasonable best efforts" to obtain necessary regulatory approval. The Smithfield proposal also contemplated certain commitments with respect to divestitures. Smithfield's draft agreement did not provide for the advancement of the termination fee payable to Rawhide to terminate the Rawhide Agreement (the "Rawhide Termination Fee") and conditioned Smithfield's obligation to consummate the transaction on its receipt of an opinion from its independent public accountants that the proposed merger qualified for pooling-of-interests accounting treatment. The draft merger agreement also contemplated that the Company would implement a rights plan in connection with the execution of the merger agreement. Smithfield stated that its proposal was conditioned upon the Special Committee and the Company not disclosing the details of the proposal to any third party, including Tyson or Rawhide, or the media. Smithfield further stated that its offer would expire at 6 P.M. on December 30, 2000.

   On the morning of December 30, 2000, the Special Committee discussed with its advisors the Tyson and the Smithfield proposals. JPMorgan provided the Special Committee with its analysis of the relative values of the offers. The Special Committee determined that it would ask each bidder to improve its proposal. The Special Committee authorized Jo Ann Smith, chairperson of the Special Committee, together with the Special Committee's advisors, to ask Smithfield to increase the price proposed to be paid in its offer and to provide a higher degree of certainty as to value by including a cash component, broadening the collar, or providing contingent value rights. It was also determined that Smithfield should be asked to improve the contractual terms of its proposal to, among other things, provide greater certainty of consummation. Ms. Smith and the Special Committee's advisors conveyed this message to Smithfield and its advisors by telephone immediately following the Special Committee meeting. The Special Committee also authorized Ms. Smith, together with the Special Committee's advisors, to ask Tyson to improve the price it proposed to pay and provide a higher degree of certainty as to value through a broadening of the collar, and Ms. Smith and the Special Committee's advisors conveyed the message to Tyson and its advisors by telephone early in the afternoon of December 30th.

   Smithfield and its advisors contacted Ms. Smith and the Special Committee's advisors and stated that $30.00 per Share in the form presented previously was its best and final offer. Smithfield stated that it was willing to improve its offer by agreeing to accept some restrictions on the conduct of its business that regulatory authorities might impose in connection with the merger, to drop pooling accounting treatment as a condition to the merger, and to increase the termination fee payable to the Company in the event the agreement was terminated due to a failure to receive either antitrust approval or Smithfield shareholder approval to $15,000,000.

   Tyson responded that it would not submit another bid unless it was told the details of Smithfield's bid or given some guidance as to a price the Special Committee would find acceptable.

   Following these conversations, the Special Committee reconvened, and Ms. Smith and the Special Committee's advisors described for the Special Committee the responses to the Special Committee's requests for improved bids. The Special Committee determined that in order to solicit another offer from Tyson, it would give Tyson a target price which the Special Committee would consider superior to the Smithfield offer and indicate that it would be prepared to proceed with Tyson to negotiate a definitive contract.

   Based on, among other things, JPMorgan's analysis of market sensitivity and volatility and time value differences, the Special Committee concluded that if Tyson increased its bid to $28.50 per Share, 50% of which would be paid in a cash tender offer and 50% of which would be paid in Tyson stock in an exchange offer, subject to a collar, such a transaction would have greater current value and greater certainty than the Smithfield $30 per Share all stock proposal.

   Ms. Smith and the Special Committee's advisors conveyed the target price of $28.50 per Share to Tyson following the meeting. Shortly thereafter, Tyson said that it would raise its bid to the target price proposed by the Special Committee, and the parties agreed to work that evening and the next morning to resolve the remaining contractual issues and to finalize the documentation, with the Special Committee and the full Board meeting thereafter to consider the transaction.

   In the early evening of December 30th, representatives of the Special Committee contacted Smithfield and its advisors and informed them that the Special Committee had determined to go "in a different direction."

   On the morning of December 31, 2000, Smithfield delivered a letter to the Special Committee in which it increased its offer to $32.00 per Share payable in Smithfield stock. Smithfield stated that the revised offer was conditioned on the Special Committee not divulging the details of its revised offer and stated that the offer would expire at noon on January 1, 2001. Smithfield orally advised the Special Committee that the bottom end of its collar would be lowered to $28.12 per Smithfield share.

   Early in the afternoon of December 31st, the Special Committee met to consider the new Smithfield proposal. The Special Committee determined that it would advise Tyson that Smithfield had submitted a revised proposal on an unsolicited basis which increased its prior offer by $2.00 per Share in stock, and Ms. Smith and the Special Committee's advisors relayed this message to Tyson.

   In the afternoon of December 31st, Tyson informed the Special Committee that it would submit a proposal in response to the new Smithfield proposal at 9 A.M. on January 1, 2001, but only if the Special Committee committed to definitively accept or reject the proposal by 11 A.M. on January 1, 2001 and agreed to have no communication with Smithfield until such time. The Special Committee met early in the evening of December 31st and agreed to receive Tyson's proposal on January 1st on Tyson's timetable and subject to its restriction on communicating with Smithfield. The Special Committee concluded that its failure to do so or to agree to Tyson's other terms for submission of its new proposal ran the unacceptable risk that Tyson would not submit its proposal, thereby possibly depriving the Company's shareholders of what could be a Tyson bid providing greater value than the latest Smithfield offer. The Special Committee noted that if Tyson did not make an acceptable improvement in its proposal, it would still have the option of accepting Smithfield's latest offer. In addition, the terms of Tyson's proposals to that point had not contained any provisions which would be impediments to further bids by Smithfield.

   At 9 A.M. on January 1, 2001, Tyson submitted a bid of $30.00 per Share on the same terms as had been previously proposed, except for the addition of a $15,000,000 termination fee. Immediately thereafter the Special Committee met, along with its advisors, to consider the revised Tyson proposal. At this meeting the Special Committee, together with its advisors, reviewed the updated Smithfield and Tyson proposals. JPMorgan and Peter J. Solomon Limited ("PJSC"), a financial advisor to the Special Committee, gave presentations on the financial aspects of the proposals, and each of JPMorgan and PJSC orally delivered its opinion to the Special Committee that, as of such date, and based upon and subject to certain matters and assumptions, the consideration to be received by Company shareholders pursuant to the Tyson $30.00 per Share offer was fair from a financial point of view to such holders. Representatives of JPMorgan also stated that in the scenarios they saw as most likely, Tyson's proposal would have more current value than the Smithfield proposal. Following such presentations and the receipt of such opinions, the Special Committee unanimously determined to recommend the Tyson offer to the full Board.

   Following the Special Committee meeting, the full Board met, along with the Special Committee's advisors. The Special Committee's legal and financial advisors reviewed the Smithfield and Tyson proposals for the full Board. The Special Committee's financial advisors reiterated their opinions as to the fairness of the consideration to be received by Company shareholders pursuant to the Tyson offer from a financial point of view to such holders. JPMorgan's representatives repeated their advice that in the scenarios they saw as most likely, the Tyson proposal would have more current value than the Smithfield proposal. Following such presentations, the full Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the exchange offer and the Merger, and resolved to recommend that the stockholders of the Company accept the Offer and the exchange offer and tender their shares to Purchaser.

   Following the Board meeting, the Company advised Tyson of the actions taken by the Special Committee and the Board and notified Rawhide that it was terminating the Rawhide Agreement. The definitive Merger Agreement was executed at 11 A.M. on January 1, 2001. Press releases announcing the transaction were issued in the afternoon of January 1, 2001.

   On January 4, 2001, Smithfield filed Amendment No. 4 to Schedule 13D with the Commission, in which it disclosed that it had sold 2,555,000 shares of IBP Common Stock on January 2 and 3, thus reducing the number of shares of IBP Common Stock that it beneficially owns to 4,409,341, representing approximately 4.2% of the outstanding shares of IBP Common Stock.

   On January 5, 2001, Tyson filed its amended cash tender offer documents with the Commission to conform to the terms of the Merger Agreement, including increasing the cash price offered to $30.00 per share. IBP filed an amended
Schedule 14D-9 in response to Tyson's amended cash tender offer. Tyson's amended cash tender offer documents and IBP's amended Schedule 14D-9 were mailed to IBP stockholders on or about January 5, 2001.

   On January 10, 2001, IBP advised Tyson that on December 29, 2000, the advisors to the Special Committee received a comment letter from the Commission in connection with IBP's proxy statement prepared and filed with the Commission in connection with the Rawhide Agreement. The comment letter also contained comments on IBP's historical financial statements. IBP furnished a copy of the letter to Tyson on January 10. On January 11, 2001, Tyson delivered a letter to the Special Committee in which it expressed its unhappiness that it had not been made aware of the comment letter before it signed the Merger Agreement. It said that it would not be in a position to commence the exchange offer until IBP's accountants resolved the Commission issues. Tyson said it was assessing the materiality and impact of the comments and the requirement of a restatement.

   On January 17, 2001, Tyson filed amended cash tender offer documents with the Commission to extend its cash tender offer until January 24, 2001.

   On January 25, 2001, Tyson filed amended cash tender offer documents with the Commission to extend its cash tender offer until February 7, 2001. Tyson announced that it was delaying the commencement of the exchange offer and the closing of the cash tender offer pending the satisfaction of the Commission with the resolution of various accounting issues and Tyson's opportunity to assess the impact of any changes to IBP's financial statements and business.

   On January 26, 2001, IBP's Chief Executive Officer, Mr. Peterson, sent a letter to Tyson, which was released publicly, in which he stated that IBP had submitted written responses to the Commission which IBP management believed addressed all of the Commission's concerns. In addition, Mr. Peterson noted that IBP was continuing to review the operations of its DFG Foods subsidiary, and that, based upon a preliminary review, IBP management believed that additional reductions in pre-tax earnings of up to $47 million would need to be taken, in addition to possible reductions for impairment of goodwill or other long-lived assets associated with DFG Foods. Mr. Peterson stated that IBP management would continue to keep Tyson informed of any developments.

   At 11:59 p.m. on January 27, 2001, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the Tyson transaction expired without any further action by the Department of Justice.

   On February 6, 2001, Tyson filed amended cash tender offer documents with the Commission to extend its cash tender offer until February 20, 2001.

   On February 21, 2001, Tyson filed amended cash tender offer documents with the Commission to extend its cash tender offer until February 28, 2001.

   On February 22, 2001, IBP issued a press release in which it announced that it was in the process of finalizing amendments to disclosure statements filed by IBP with the Commission in 2000. IBP stated that the amendments would reflect revisions IBP agreed to make in response to a Commission review of various filings made by the company in 2000. The amendments would also include revisions based upon the results of IBP's investigation of financial results at its DFG Foods subsidiary.

   On February 26, 2001, the IBP board of directors convened a meeting. Noting that the Merger Agreement provided for the cash tender offer to be terminated if not consummated by February 28, 2001 and that Tyson had announced it would not proceed with the cash tender offer until IBP's accounting issues were resolved, the IBP board of directors directed its representatives to contact Tyson's representatives and propose that Tyson extend the cash tender offer for a period ending two business days after IBP had resolved its accounting issues with the Commission and refiled its periodic reports and provided audited financials for the fiscal year 2000. On February 27, 2001, Tyson management advised IBP management it had decided to allow the cash tender offer to expire and to proceed with the cash election merger provided for under the Merger Agreement.

   On February 28, 2001, Tyson announced that, since the conditions to the cash tender offer were not satisfied, it was going to terminate its cash tender offer and begin to work on a cash election merger with IBP, in accordance with the Merger Agreement.

   On March 13, 2001, IBP filed with the Commission amendments to its following amended and restated reports:

   . its Annual Report on Form 10-K for the fiscal year ended December 25, 1999;

   . its Quarterly Reports on Form 10-Q for the 13 weeks ended March 25, 2000, the 26 weeks ended June 24, 2000 and the 39 weeks ended September 23, 2000, respectively; and

   .   its Current Report on Form 8-K dated November 3, 2000.

In addition, IBP issued a press release in which it announced that the only remaining issue left to be resolved before it could issue 2000 earnings was the amount of the non-cash impairment charge to the carrying value of DFG Foods' long-lived assets. IBP also summarized the effect of the amendments on its historical financial statements. IBP stated that the amendments included the following:

   . A restatement to reflect adjustments due to financial misstatements and irregularities at DFG Foods. The restatement involved additional charges totaling $32.9 million. This consisted of a $15.5 million pre-tax charge to the fourth quarter of 1999, and a total of $17.4 million in pre-tax charges in the first three quarters of 2000. Also, there was an additional $12.0 million charge taken in the fourth quarter. These charges increased the cost of products sold and selling, general and administrative expenses for the affected periods.

   . A change in accounting treatment of a stock option program from 'fixed accounting' to 'variable plan' accounting principles to recognize expense for certain options granted to officers of IBP during the period 1993 to 2000. Early in 1993, upon the recommendation of a well-known compensation consulting firm, certain administrative rules were adopted for the 1993, and subsequently for the 1996, shareholder approved Stock Option Plans. It was determined that these rules, which authorized bonus options under certain circumstances, created a feature that requires the application of 'variable plan' accounting principles, which mandate a compensation charge or credit in the income statement based on the difference between the market value and the exercise price at the end of each period. Previously, IBP followed fixed accounting for these options treating the original grants and the bonus grants as two separate grants. From 1993 through the third quarter of 2000, the effect of the cumulative compensation charge on net earnings has been approximately $7.3 million. On a quarter-by-quarter basis, the charge against net earnings has been as much as $9.3 million while the credit to net earnings has been as high as $9.4 million. The impact on net earnings in the fourth quarter of 2000 is an additional $9.5 million; however, the total impact for 2000 is approximately $9.8 million. All of these compensation charges are non-cash charges.

   . Expansion of reportable business segment information for IBP, from two segments to five. These new reportable segments were additional disclosures and had no effect on the historical consolidated financial results of prior filings.

   . Change in method of accounting for revenue recognition in accordance with new accounting guidance. Effective first quarter of 2000, IBP changed its method of accounting for revenue recognition in accordance with the SEC's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. As a result of this guidance, IBP will recognize revenue upon delivery to customers. Previously, IBP had recognized revenue upon shipment to customers. The cumulative effect of the change resulted in a charge to earnings of $2.4 million (net of income taxes of $1.5 million) or $.02 per share. The effect of the change through the nine months ended September 23, 2000 was to decrease net earnings, before the cumulative impact of the accounting change, by $1.7 million or $.02 per share. All public companies were required to adopt this bulletin's guidance no later than the fourth quarter of 2000.

IBP also noted that the amendments had the following effect on previously reported net earnings per share (EPS) in 1999 and 2000:

                            NET EARNINGS PER SHARE

                         AS PREVIOUSLY
PERIOD                   REPORTED      RESTATED
------                       -----      -----
1999 EPS--Diluted....... $2.94         $2.96
2000 Q1 EPS--Diluted.... $0.16         $0.13
2000 Q2 EPS--Diluted.... $0.55         $0.43
2000 Q3 EPS--Diluted.... $0.73         $0.74
2000 Q3 YTD EPS--Diluted $1.44         $1.30


   On March 14, 2001, IBP issued a press release stating that a recent analyst projection of $0.12 per share of earnings for IBP for the first quarter of 2001 was reasonable, and that IBP continued to believe that earnings for the full year 2001 could be in the $1.80 to $2.20 per share range.

   Tyson also issued a press release on March 14, 2001, stating that, while the non-cash impairment charge relating to DFG Foods had not been settled, and IBP had not filed their 2000 10-K, Tyson was continuing with its due diligence and closely monitoring all factors related to IBP's business. Tyson also stated in the release that it was still too early to determine what effect these issues will have on the transaction structure.

   On March 20, 2001, IBP issued a press release in which it reported that it would record a fourth quarter 2000 nonrecurring, pre-tax impairment charge of $60.4 million to DFG Foods' goodwill carrying value. In addition, IBP released its earnings results for the fourth quarter of 2000 and for the full year 2000, and projected that its earnings for the full year 2001 could be in the $1.80 to $2.20 per share range.

   On March 29, 2001, Tyson issued a press release in which it stated that it was discontinuing the Merger Agreement. In addition, Tyson commenced legal action in the Chancery Court of Washington County, Arkansas seeking to rescind or terminate the Merger Agreement and to receive compensation from the Company. On March 30, 2001, the Company filed cross-claims against Tyson and Purchaser in a previously filed action in the Court of Chancery of the State of Delaware in and for New Castle County, Delaware seeking a declaratory judgment that Tyson had no right to rescind or terminate the Merger Agreement and a decree of specific performance by Tyson of its obligations under the Merger Agreement.

   On April 19, 2001, the Delaware Court of Chancery issued a temporary restraining order prohibiting Tyson from filing a motion in Arkansas to seek jurisdiction and on May 10, the Delaware Court of Chancery issued a preliminary injunction to the same effect. On April 23, Tyson filed an answer to the Company's cross-claims in the Delaware action and asserted counterclaims against the Company, seeking, among other things, to rescind or terminate the Merger Agreement. On May 14, 15, 16, 17, 18, 21, 22, 24 and 25, the Company's cross-claim for specific performances and Tyson's claim for rescission and to terminate the Merger Agreement were tried before the Delaware Court of Chancery. On June 15, 2001, the Delaware Court of Chancery issued its Memorandum

Opinion directing specific performance by Tyson of the Merger Agreement and dismissing Tyson's counterclaims. Since then, the parties negotiated the terms of the order required by the Delaware Court of Chancery, resulting in the Stipulation and this Offer. Please see "Tyson/IBP Litigation" in Item 8 hereof for a more complete description of the Delaware litigation.

   Pursuant to the Stipulation, Tyson will take such steps as are necessary to consummate the transactions contemplated by the Merger Agreement, as modified by the Stipulation. The Stipulation provides for Purchaser to make a tender offer on the terms and conditions set forth in the Offer. The Stipulation deletes the provision for an exchange offer. The termination fee to be paid to Tyson under certain circumstances is increased from $15,000,000 to $59,000,000. The Stipulation also changes the date after which the Company may terminate the Merger Agreement if the Offer has not been consummated to August 15, 2001, and deletes the provisions which would allow either party to terminate the Merger Agreement based on the failure of the Merger to occur by a specified date or based on the existence of a law or regulation or other legal restraint on the ability of the parties to consummate the transactions contemplated by the Merger Agreement. In addition, Tyson's ability to terminate the Merger Agreement based on a breach by the Company of a representation, warranty or covenant has been eliminated. Pursuant to the Stipulation, Purchaser is not obligated to purchase Shares prior to August 15, 2001 unless, prior to that date, an order is entered approving the settlement of IN RE IBP, INC. SHAREHOLDERS LITIGATION, C.A. No. 18373. The entry of the settlement order will be a condition only to Purchaser's obligation to purchase Shares pursuant to the Offer prior to August 15, 2001 and will not be a condition to Purchaser's obligation to purchase Shares pursuant to the Offer on and after August 15, 2001. In addition, Purchaser will not be obligated to purchase Shares prior to September 1, 2001 unless, prior to that date, Tyson obtains financing to pay for the tendered Shares. The obtaining of such financing will be a condition only to Purchaser's obligation to purchase Shares pursuant to the Offer prior to September 1, 2001 and will not be a condition to Purchaser's obligation to purchase Shares pursuant to the Offer on and after September 1, 2001.

   Under the terms of the Stipulation, if the Offer is not consummated by August 15, 2001 (or by September 1, 2001, if the time for consummation has been extended to such date pursuant to the terms of the Stipulation) or if the Merger is not consummated by November 15, 2001, either the Company or Tyson will be entitled to move the Court for an appropriate remedy including, but not limited to, specific performance of such transactions, or specific performance of the cash election merger contemplated by the original Merger Agreement, and/or damages and either the Company or Tyson will be entitled to oppose any such motion on any appropriate grounds. The Court retains exclusive jurisdiction over the matter and Tyson has agreed not to initiate any action against the Company arising out of or relating to the Stipulation in any forum other than the Delaware Chancery Court unless and until that Court determines that Tyson is not required to consummate the Offer or the Company moves for an award of interest, an adjustment to the financial terms of the consideration to be paid to the Company's shareholders and or damages (a "Financial Adjustment"). Tyson and the Company have agreed that neither of them will move for the entry of a final judgment with respect to the post-trial order issued in the case unless and until the Court determines that Tyson is not required to consummate the Offer or the Company moves for a Financial Adjustment, which agreement has the effect of precluding the parties from appealing the Court's decision until such time.

   (b)(ii) Reasons for the Recommendation of the Special Committee and the Board.

   In reaching their recommendations described above in paragraph (a) of this
Item 4, the Special Committee and the Board of Directors considered a number of factors, including the following:

   JANUARY 1 RECOMMENDATIONS.

   JPMORGAN ANALYSIS. In comparing the Tyson $30.00 per Share proposal and the Smithfield $32.00 per Share proposal, the Special Committee and the Board considered the presentation by JPMorgan with respect to the relative value of the two proposals. This presentation included an analysis of the time value of money using the face value of the two proposals. The time value analysis considered different scenarios in respect of each proposal hypothesizing a range of time frames for the receipt of the consideration by the Company's shareholders. These scenarios were arrived at based in part upon discussions with representatives of and advisors to each of Tyson and Smithfield regarding their regulatory issues.

   In addition, the Special Committee and the Board considered a sensitivity analysis performed by JPMorgan which analyzed the relative value of the two proposals, using the mid-point deal-timing scenarios of the time value analysis, assuming different levels of decline in the share prices of Tyson and Smithfield and taking into account the fact that half of the consideration to be paid under the Tyson proposal would be cash. JPMorgan focused its analysis on a range of potential declines for each of Tyson stock and Smithfield stock, which range of potential declines was greater in the case of Smithfield than in the case of Tyson. In making this judgment, JPMorgan took into account a number of factors which it reviewed with the Special Committee and the Board, including the relative historical performance of Tyson stock and Smithfield stock, including historical stock price volatility, the reaction of the market to the initial Smithfield proposal for the Company and the reaction of the market to each of the publicly announced Tyson proposals for IBP, the pro forma dilutive/accretive impact of the offers on each of Tyson and Smithfield both with and without anticipated synergies, the comparative effect on the float and volume of the securities of Tyson and Smithfield, the pro forma effect of a transaction with IBP on each of Tyson's and Smithfield's trading multiples, analyst ratings, outlook and comments regarding a combination with IBP, projections of financial performance provided by the management teams of Tyson and Smithfield compared to analyst consensus for Tyson and Smithfield and the fact that it was anticipated that the Smithfield transaction would take a longer time to consummate. In light of these factors, the Special Committee and the Board did not believe it would be prudent in assessing the relative values of the two proposals to assume near term price increases for either Tyson or Smithfield above the high end of their respective collars ($15.40 per share in the case of Tyson, and $33.15 per Share in the case of Smithfield). Based upon these analyses, JPMorgan advised the Special Committee and the Board that in the scenarios it saw as most likely, the Tyson proposal would have more current value than the Smithfield proposal, and the Special Committee and the Board considered these analyses in assessing the proposals.

   TIMING AND PROBABILITY OF COMPLETION. The Special Committee and the Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for 50.1% of the Shares and an exchange offer for the remainder of the Shares, which should allow stockholders to receive the cash and stock consideration earlier than the stock merger proposed by Smithfield. The Special Committee and the Board considered that the estimated time frame for completing the Tyson transaction was much shorter than the estimated time frame for the Smithfield transaction, thus subjecting the transaction to a lesser degree of risk for elements such as material adverse changes. The Special Committee and the Board considered the anticipated regulatory delays, including the fact that a transaction with Smithfield would likely be subject to greater regulatory scrutiny and delay than a transaction with Tyson. The Special Committee concluded that there were no significant regulatory issues presented by the Tyson proposal and noted that Tyson had agreed to take all actions necessary to gain regulatory approval and was willing to pay to the Company a $70,000,000 "reverse termination fee" if the transaction could not be completed because antitrust approval could not be obtained. The Special Committee concluded that there were substantive antitrust issues presented by a combination with Smithfield, and that while Smithfield had indicated a willingness to undertake certain divestitures and agree to some restrictions on the conduct of its business to address those issues, and the Special Committee believed that such divestitures and agreements should result in a successful resolution of those issues, the Special Committee nevertheless concluded that there would likely be significant political opposition to a transaction with Smithfield, introducing a further element of uncertainty as to ultimate consummation and timing. In addition, Smithfield was only willing to commit to a $15 million termination fee if its transaction could not be completed because antitrust approval could not be obtained.

   OTHER CONSUMMATION RISK. The Special Committee and the Board considered the relative consummation risk inherent in the Tyson and Smithfield proposals separate and apart from the political and regulatory risk of non-consummation described above. Tyson's obligation to consummate the Offer, the exchange offer and the Merger was subject to a limited number of conditions, with no financing condition and the Tyson shareholder approval was assured as a result of a voting agreement with its principal shareholder. By contrast, the Smithfield proposal was conditioned upon Smithfield shareholder approval, although Smithfield was willing to pay the Company $15,000,000 if Smithfield shareholder approval was not obtained and $50,000,000, plus up to $7,500,000 million in expenses, if such approval was not obtained as a result of a superior proposal to acquire Smithfield.

   SUBSEQUENT PROPOSALS. The Special Committee and the Board considered that under the terms of the Merger Agreement, although the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions or negotiations with, and may furnish non-public information to, a third party who makes a bona fide acquisition proposal that the Special Committee determine in good faith (after consultation with a financial advisor of national reputation and taking into account all the terms and conditions) is likely to result in a proposal which is more favorable from a financial point of view than the transactions contemplated by the Merger Agreement and is reasonably capable of being completed. The Special Committee and the Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into such a superior transaction involving the Company if, among other things, (i) the Company gives Tyson at least three business days' notice in writing that it intends to enter into an agreement for such superior transaction, (ii) Tyson is permitted to make a new offer, which will be considered by the Special Committee in good faith and (iii) the Company pays Tyson a $15,000,000 termination fee as well as reimbursing the amounts advanced to the Company by Tyson to pay the Rawhide Termination Fee and paying Tyson $7,500,000 as reimbursement for its expenses. (The Stipulation modified this provision to increase the termination fee to Tyson to $59,000,000.) The Special Committee and the Board considered that these provisions of the Merger Agreement were unlikely to deter third parties who might be interested in exploring an acquisition of the Company. The Special Committee and the Board considered that, by contrast, Smithfield requested a $50,000,000 termination fee plus up to $7,500,000 in expenses and was unwilling to advance the Company the funds necessary to pay the termination fee and reimburse expenses under the Rawhide Agreement.

   FAIRNESS OPINIONS. The Special Committee and the Board considered presentations from JPMorgan and PJSC and the opinions of JPMorgan and PJSC, dated January 1, 2001, that, based upon and subject to certain considerations and assumptions, the amended purchase price and exchange ratio to be received by holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. Copies of each of the written opinions rendered by JPMorgan and PJSC to the Special Committee, setting forth the procedures followed, the matters considered and the assumptions made by each of JPMorgan and PJSC in arriving at its opinion, are attached as Annexes A-1 and B hereto, respectively, and incorporated herein by reference. Stockholders are urged to read these opinions in their entirety. The Special Committee and the Board were aware that JPMorgan becomes entitled to certain fees described in Item 5 upon the consummation of a transaction.

   TRANSACTION FINANCIAL TERMS/PREMIUM. The Special Committee and the Board considered the relationship of the Offer Price and the Merger consideration to the historical market prices of the Shares and to the price in the Rawhide Agreement. The Offer Price represents a 34.8% premium over the $22.25 per share price in the Rawhide Agreement. The Special Committee and the Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock consideration. The Special Committee and the Board were aware that the Board of Directors' fiduciary duty to IBP shareholders had changed as a result of the decision to enter into the Rawhide Agreement from the preservation of IBP as a corporate entity to the maximization of IBP's current value at a sale for the shareholders' benefit. The Special Committee and the Board determined that both the Tyson proposal and the Smithfield proposal provided substantially greater value than the Rawhide Agreement. The Special Committee and the Board were aware that the cash consideration received by the holders of Shares in the Offer would be taxable to such holders for federal income tax purposes.

   POTENTIAL CONFLICTS OF INTEREST. The Special Committee and the Board were aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company's officers, director or affiliates, on the other hand, in the Offer, the exchange offer and the Merger (as described under Item 3 above).

   The foregoing includes the material factors considered by the Special Committee and the Board in approving the transaction with Tyson on January 1, 2001. In view of its many considerations, the Special Committee and the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Special Committee and the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Special Committee unanimously determined to recommend the Merger Agreement to the Board and the Board unanimously determined to approve the Merger Agreement and the transactions contemplated thereby and recommended that holders of Shares tender their Shares in the Offer.

   JUNE 26 RECOMMENDATION.

   In determining that the terms of the Stipulation are in the best interests of the Company and its shareholders, the Board of Directors considered the fact that pursuant thereto Tyson agreed to complete the transaction on the same financial terms as those provided for in the original Merger Agreement and effectively agreed not to appeal the Delaware Chancery Court's June 18 decision unless and until the Delaware Chancery Court determined that Tyson does not have to proceed with the tender offer contemplated by the Stipulation and Order. The Board of Directors also considered the fact that the Stipulation reduces the number of covenants and representations to which Tyson's obligation to close the Offer is subject, thereby greatly enhancing the likelihood of consummation. In particular, the Board of Directors considered that the absence of a material adverse effect with respect to the Company is no longer a condition to Tyson's obligation to perform. The Board of Directors also took into account an opinion by JPMorgan dated June 26, 2001 to the effect that the purchase price to be paid to the Company's stockholders in the Offer and the exchange ratio applicable to the Merger are fair from a financial point of view to the Company's stockholders. A copy of the June 26 written opinion rendered by JPMorgan, setting forth the procedures followed, the matters considered and the assumptions made by JPMorgan in arriving at its opinion, is attached as Annex A-2 hereto, and is incorporated herein by reference.

   The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board unanimously determined to approve the Stipulation and the transactions contemplated thereby and recommend that holders of Shares who desire to receive cash for their Shares tender their Shares in the Offer. In that regard, the Board notes that the maximum number of shares of Tyson Class A Common Stock that Tyson is required to issue per Share in the Merger is 2.381 shares of Tyson Class A Common Stock and that on June 26, 2001, the aggregate market price of such 2.381 shares was substantially below $30 per Share. Accordingly, in reaching their decisions as to whether or not to tender into the Offer, the Board urges IBP stockholders to obtain current quotations for Tyson Class A Common Stock.

   (iii) Opinions of Financial Advisors

   The summaries of the opinions dated January 1, 2001 by JPMorgan and PJSC, respectively, contained in Items 4(b)(iii) and (iv) of the Company's Amendment No. 2 to Schedule 14D-9 mailed to IBP shareholders on and dated January 5, 2001, are filed hereto as Exhibit (a)(9) and incorporated herein by reference. Such summaries are qualified in their entirety by reference to the full text of the JPMorgan written opinion dated January 1, 2001, which is attached to this Statement as Annex A-1 and is incorporated herein by reference, and the full text of the PJSC written opinion dated January 1, 2001, which is attached to this Statement as Annex B and is incorporated herein by reference.

   At the Board of Directors meeting on June 26, 2001, JPMorgan gave its oral opinion, confirmed in writing, to the Board of Directors that, as of that date and on the basis of and subject to the matters described in the opinion, each of the Offer Price to be paid in the Offer and the exchange ratio proposed in the Merger is fair, from a financial point of view, to the IBP stockholders. We have attached as Annex A-2 to this Statement and have incorporated by reference the full text of the written opinion of JPMorgan dated June 26, 2001 which sets forth the assumptions made, matters considered and limits on the review undertaken. We urge you to read the opinion in its entirety. The summary of the opinion of JPMorgan set forth in this document is qualified in its entirety by reference to the full text of such opinion. In view of the potential for additional expense, and in view of the Board's confidence in JPMorgan acting alone, PJSC was not asked to update its opinion.

   JPMorgan's opinion is addressed to the Board of Directors, is directed only to the consideration to be received by the stockholders in the Offer and the Merger (the "Transaction") and does not constitute a recommendation to any stockholder as to how to vote or whether to tender with respect to the Transaction.

   In arriving at its opinion, JPMorgan reviewed, among other things:

   .   the Offer to Purchase, dated December 12, 2000;

   .   the Merger Agreement;

   . the court opinion of the Delaware Court of Chancery in and for New Castle County relating to certain litigation between IBP and Tyson and certain other information regarding such litigation as JPMorgan deemed relevant;

   .   the draft dated June 26, 2001 of the Stipulation;

   . the Amendment No. 2 to Schedule 14D-9 filed by the Company on January 5, 2001, as amended;

   . certain publicly available information concerning the business of the Company, Tyson and of certain other companies in the meat processing and branded foods sector and the reported market prices for such other companies' securities;

   . publicly available terms of certain transactions involving companies in the meat processing and branded foods sector and the consideration received for such companies;

   . current and historical market prices of IBP Common Stock and Tyson Class A Common Stock;

   .   publicly available information regarding IBP and Tyson;

   . certain internal financial analyses and forecasts prepared by IBP's management and Tyson's management (JPMorgan having noted that such analyses and forecasts were provided to it in December 2000 and have not been subsequently updated by IBP or Tyson); and

   .   the terms of other business combinations JPMorgan deemed relevant.

   In addition, JPMorgan held discussions with certain members of the management of IBP and Tyson with respect to certain aspects of the Transaction, and IBP's and Tyson's past and current business operations, IBP's and Tyson's financial condition and future prospects and operations, the effects of the Transaction on IBP's and Tyson's financial condition and future prospects, and certain other matters JPMorgan believed necessary or appropriate to its inquiry. JPMorgan also reviewed other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion.

   In giving its opinion, JPMorgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to it by the Company or Tyson or otherwise reviewed by JPMorgan, and has not assumed any responsibility or liability for such information. JPMorgan did not conduct any valuation or appraisal of any assets or liabilities, and no such valuations or appraisals provided to JPMorgan. In relying on financial analyses and forecasts provided to it, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by IBP's and Tyson's management as to the expected future results of IBP's and Tyson's operations and IBP's and Tyson's financial condition to which such analyses or forecasts relate. In such connection, JPMorgan assumed that if updated analyses and forecasts had been provided to JPMorgan subsequent to December 2000, such analyses and forecasts would not differ in any material respects from those that were actually made available to JPMorgan by managements of IBP and Tyson. JPMorgan also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to JPMorgan by, IBP's representatives, and that the other transactions contemplated by the Stipulation will be consummated as described in such agreement. JPMorgan further assumed that the definitive Stipulation would not differ in any material respects from the draft thereof furnished to JPMorgan. JPMorgan relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

   In its opinion, JPMorgan noted that it was familiar with the terms of an alternative merger transaction with the Company proposed by Smithfield concurrently with the negotiation of the Tyson transaction in December 2000 and January 2001 and that it participated in negotiations with respect to such alternative transaction. JPMorgan noted that it took such facts into account in rendering its opinion.

   Additionally, JPMorgan was aware and considered the litigation between Tyson and IBP in its opinion. In an opinion dated June 18, 2001, the Delaware Court of Chancery ruled, among other things, that the original merger agreement between IBP and Tyson was a valid and enforceable contract that Tyson had no right to terminate and ruled that an award of specific performance was appropriate. JPMorgan was also aware that Tyson and IBP proposed to enter into the above-referenced Stipulation, subject to approval of the Chancery Court, pursuant to which, among other things, Tyson will take such steps as are necessary to consummate the transactions contemplated by the original merger agreement as modified by the Stipulation, including the commencement of a cash tender offer on the terms and conditions of the original amended cash offer and a merger on the terms and conditions of the originally proposed merger, in each case as modified by the Stipulation.

   As is customary in the rendering of fairness opinions, JPMorgan based its opinion on economic, market and other conditions as in effect on, and the information made available to JPMorgan, as of June 26, 2001. Subsequent developments may affect JPMorgan's opinion and JPMorgan does not have any obligation to update, revise or reaffirm its opinion. JPMorgan's opinion expressed no opinion as to the price at which the Tyson Class A Common Stock will trade at any time.

   In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses performed by JPMorgan in connection with its opinion. IBP has presented some of the summaries of the financial analyses in tabular format. In order to understand the financial analyses used by JPMorgan more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of JPMorgan's financial analyses.

   HISTORICAL COMMON STOCK PERFORMANCE. JPMorgan conducted a historical analysis of the closing price of IBP's Common Stock based on closing prices on the New York Stock Exchange and also examined prices of other companies in the meat processing and branded foods sector.

   . JPMorgan noted that in the three-month period prior to October 1, 2000 (the date of announcement of the Rawhide Agreement), IBP's stock price ranged between $14.125 and $18.313 per Share.

   . JPMorgan also pointed out that IBP's stock in the period from August 9, 2000 (the date of DLJ's first indicative offer to purchase the Company) until September 29, 2000, outperformed the stocks of Smithfield, Hormel Foods Corporation, ConAgra Foods, Inc., Tyson, Pilgrim's Pride Corporation and Sanderson Farms, as well as the S&P 500 index. Specifically, IBP's Common Stock appreciated 20.6% over this period while the S&P 500 was down 1.6%. The stock prices of Smithfield, Hormel Foods Corporation, ConAgra Foods, Inc. and Tyson appreciated between 0.2% and 4.6% over this period.

   . JPMorgan also found that in the one-year period prior to October 1, 2000, IBP's stock price ranged between $11.188 and $25.00 per Share. In addition, IBP's Common Stock generally followed the trend of an index comprised of the equally weighted stock prices of Pilgrim's Pride Corporation, Sanderson

       Farms, WLR Foods Inc., Cagle's, Smithfield, Hormel Foods Corporation, ConAgra Foods, Inc. and Tyson.

   . JPMorgan also noted that in the three-year period prior to October 1, 2000, IBP's stock price ranged between $11.188 and $29.250 per Share. In addition, IBP's Common Stock performed in line with an index comprised of the equally weighted stock prices of Pilgrim's Pride Corporation, Sanderson Farms, WLR Foods Inc., Cagle's, Smithfield, Hormel Foods Corporation, ConAgra Foods, Inc. and Tyson.

   . JPMorgan also found that in the period from October 1, 2000 until December 29, 2000 (the last trading date prior to the announcement of the Transaction), IBP's stock price ranged between $20.1875 and $26.75 per Share.

   . JPMorgan also pointed out that in the period from October 1, 2000 until December 29, 2000, the common stocks of Smithfield, Hormel Foods Corporation, ConAgra Foods, Inc., Tyson, Pilgrim's Pride Corporation, Sanderson Farms, WLR Foods Inc. and Cagle's appreciated between 3.2% and 29.6% while the S&P 500 index declined 8.1%.

   . JPMorgan also noted that in the period from December 4, 2000 (the first trading date after Tyson publicly announced its proposal to acquire IBP for $26 per Share) until December 29, 2000 (the last trading date prior to the announcement of the Tyson transaction and the trading day following Tyson's public announcement of its intention to acquire IBP for $27 per Share) Tyson's closing stock price ranged between $11.75 and $12.75 per share. JPMorgan also noted that the intraday low reached by Tyson's Class A Common Stock over such period was $10.8125. JPMorgan also highlighted that Tyson Class A Common Stock closed at $12.75 on December 28, 2000 and December 29, 2000 and that Tyson made a public announcement regarding its intention to acquire IBP for $27 per Share after the market close on December 28, 2000.

   . JPMorgan also noted the reaction in Tyson's share price with respect to four major developments: (1) the receipt of Tyson's initial proposal to IBP on the morning of December 4, 2000; (2) the announcement of the definitive proposal signed on January 1, 2001; (3) Tyson's announcement of its intention to terminate the transaction after market close on March 29, 2001; (4) and the announcement of the Delaware Chancery Court opinion on June 15, 2001, after the market close. JPMorgan noted that Tyson's stock price was below its closing stock price on December 1, 2000 (three days prior to the receipt of the initial proposal) after the announcement of each of the four major developments. Tyson's stock closed 10.8%, 15.6%, 17.9% and 33.1%, respectively, below Tyson's closing price on December 1, 2000 (three days prior to the first major development) after the announcement of each of the four major developments mentioned above.

   ANALYSIS OF PREMIUM. JPMorgan calculated the premium implied by $26 and $30 per share relative to certain base prices.

   The table below sets forth JPMorgan's premium analysis:

                                 BASE  PREMIUM        PREMIUM
DESCRIPTION OF BASE             PRICE  IMPLIED BY $26 IMPLIED BY $30
-------------------             ------     -----          -----
Latest close (06/22/01)........ $23.56  10.4%          27.3%
First DLJ offer (08/09/00) (1).  15.19  71.2%          97.5%
September 29, 2000 (2).........  18.31  42.0%          63.8%
LTM average prior to LBO (3)...  17.12  51.9%          75.2%
March 30, 2001 (4).............  16.40  58.5%          82.9%
5 day average since termination  15.67  65.9%          91.4%
Low since termination (5)......  14.66  77.4%         104.6%
LTM high close.................  28.81  (9.8%)          4.1%
3-year high close..............  29.25 (11.1%)          2.6%
LTM low close..................  14.13  84.1%         112.3%
3-year low close...............  11.19 132.4%         168.1%

--------
(1) Non-public offer
(2) Day prior to public announcement regarding DLJ transaction
(3) 12 months prior to September 29, 2000
(4) Price following Tyson merger termination announcement
(5) Excluding trading following most recent court opinion announcement

   JPMorgan noted that the premium analysis does not constitute a valuation technique as such, but serves as a comparison of the proposed transaction price to various base prices.

   DISCOUNTED CASH FLOW ANALYSIS. JPMorgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for IBP's Common Stock. JPMorgan utilized projections provided by IBP's management team. These projections were prepared prior to IBP and Tyson entering into the original agreement and were provided to both Tyson and Smithfield. IBP does not as a matter of course make public forecasts as to future revenues, earnings or other financial information, and the projections were not prepared with a view to public disclosure.

   The following table sets forth the summary of these projections:

                                                         2001          2002     2003     2004     2005
                                                       -------       -------  -------  -------  -------
                                                  $ MILLIONS (EXCEPT PER SHARE AND PER HEAD INFORMATION)
Revenues......................................... $17,300            $18,000  $18,600  $18,800  $19,500
% CHANGE.........................................     4.2%               4.0%     3.3%     1.1%     3.7%
Earnings Before Interest, Taxes, Depreciation and
  Amortization (EBITDA).......................... $   647            $   759  $   850  $   938  $ 1,018
% MARGIN.........................................     3.7%               4.2%     4.6%     5.0%     5.2%
Earnings Before Interest and Taxes (EBIT)........ $   446            $   543  $   619  $   693  $   760
% MARGIN.........................................     2.6%               3.0%     3.3%     3.7%     3.9%
Net Income....................................... $   212            $   277  $   332  $   388  $   439
Earnings Per Share (EPS)......................... $  1.98            $  2.58  $  3.10  $  3.61  $  4.09
Capital expenditures............................. $   331            $   300  $   300  $   300  $   300
Beef EBIT/head................................... $  16.5            $  15.0  $  16.5  $  16.5  $  17.5
Pork EBIT/head...................................     4.8                4.8      4.8      4.8      4.8
Total Fresh Meats EBIT...........................     309                362      391      420      462
Foodbrands EBIT..................................     137                181      228      273      297

   The management projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants regarding prospective financial information. In addition the management projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The management projections reflect numerous assumptions, all made by IBP management, with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond IBP's control. Accordingly, there can be no assurance that the assumptions made in preparing the management projections will prove accurate and actual results may be materially greater or less than those contained in the management projections. Among the specific factors contributing to the risks and uncertainties inherent in the management projection are: the cost of live cattle and hogs, which depends in large part on the herd size, weather, feed costs and other factors; health risks, real and perceived; other raw material costs; ability to reduce expense without sacrificing profitable revenue; labor costs; effectiveness of advertising and marketing programs; competition; and changes in laws and regulations.

   The inclusion of the management projections in this Statement should not be regarded as an indication that IBP, Tyson or Purchaser or any of IBP's, Tyson's or Purchaser's respective representatives, or respective officers and directors, consider such information to be an accurate prediction of future events or necessarily achievable. In light of the uncertainties inherent in forward looking information of any kind, IBP cautions against reliance on such information. Except as set forth below, IBP does not intend to publicly update or revise the management projections to reflect circumstances existing after the date when prepared or to reflect the occurrence of future events, unless required by law.

   JPMorgan calculated the unlevered free cash flows that IBP is expected to generate during fiscal years 2001 through 2005 based on management projections. JPMorgan also calculated a range of terminal asset values of IBP at the end of fiscal 2005 by calculating a range of terminal cash flows by valuing such terminal cash flows as growing perpetuities. JPMorgan developed terminal cash flows based upon EBIT margins and growth rates taking into account EBIT margins and growth rates achieved by IBP over the last 10 years and EBIT margins and growth rates predicted by management for the fiscal years 2000 through 2005. Specifically, JPMorgan utilized a terminal EBIT margin of 3.9% and terminal sales growth rates of 1.0% to 2.0%. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 9.00% to 11.00%, which were chosen by JPMorgan based upon an analysis of IBP's weighted average cost of capital. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for IBP's March 31, 2001 excess cash, option exercise proceeds and total debt. Based on the projections and a range of discount rates from 9.50% to 10.50%, the discounted cash flow analysis indicated a range of equity values of between $23 and $31 per Share.

   On July 2, 2001, in order to assist Tyson in its presentations to rating agencies and financial institutions, IBP management updated the foregoing projections. Information from such updated projections is included in Section 8 of the Offer to Purchase, is subject to all of the qualifications, caveats and cautionary language contained in the second and third preceding paragraphs and such information is incorporated herein by reference. As indicated above, such updated projections were prepared subsequent to JPMorgan's June 26, 2001 opinion.

   PUBLIC TRADING MULTIPLES. Using publicly available information, JPMorgan compared selected financial data, ratios and multiples of IBP with similar data, ratios and multiples for selected publicly traded companies. JPMorgan noted that it did not deem these companies fully comparable to IBP and thus evaluated this information for reference only. Specifically, JPMorgan compared the selected financial data, ratios and multiples of companies engaged in the meat processing sector (deemed the "protein peers") with similar data, ratios and multiples for selected publicly traded companies engaged in the other foods sectors (distinguished by three categories: "large cap food", "other agricultural", and "other small cap food").

   The "protein peers" companies selected by JPMorgan were:

      Smithfield
      Hormel Foods Corporation
      ConAgra Foods, Inc.
      Tyson

   The "large cap food" companies selected by JPMorgan were:

      Quaker Oats Company
      General Mills, Inc.
      Hershey Foods Corporation
      Campbell Soup Company
      Sara Lee Corporation
      H. J. Heinz Company
      Kellogg Company

   The "other agricultural" companies selected by JPMorgan were:

      Archer-Daniels-Midland Company
      Corn Products International, Inc.
      Agrium, Inc.

   The "other small cap food" companies selected by JPMorgan were:

      McCormick & Company, Inc.
      The Earthgrains Company
      Del Monte Foods Company
      Dole Food Company, Inc.
      Suiza Foods Corporation
      Interstate Bakeries Corporation

   For each of these companies, JPMorgan derived estimates of EBIT, EBITDA, and net income for calendar years 2001 and 2002 from public equity analyst estimates. The analysis produced a range of multiples for firm value (which JPMorgan defined, for purposes of its analyses, as market value of common equity and preferred stock plus debt net of cash and marketable securities and minority interest) over various estimated financial benchmarks, including sales and EBITDA, and for the market value of common equity (price) over earnings (the price-to-earnings multiple or P/E).

   For the "protein peers" companies, the analysis indicated firm value to projected 2001 EBITDA multiples of 6.1x to 9.1x and firm value to projected 2002 EBITDA of 5.0 to 7.6x. The analysis also showed multiples of price to 2001 earnings of 11.2x to 18.1x, and 2002 P/E ratios of 9.8x to 15.8x. In addition, the analysis showed multiples of equity value to book value ranging from 1.0x to 3.8x.

   For the "large cap food" companies, the analysis indicated firm value to projected 2001 EBITDA multiples of 8.2x to 13.8x and firm value to projected 2002 EBITDA of 8.9x to 12.4x. The analysis also showed multiples of price to 2001 earnings of 13.6x to 25.2x, and 2002 P/E ratios of 13.5x to 22.9x. In addition, the analysis showed multiples of equity value to book value ranging from 6.9x to 29.1x.

   For the "other agricultural" companies, the analysis indicated firm value to projected 2001 EBITDA multiples of 4.6x to 7.8x and firm value to projected 2002 EBITDA of 4.2x to 7.1x. The analysis also showed multiples of price to 2001 earnings of 7.8x to 18.5x, and 2002 P/E ratios of 6.5x to 15.2x. In addition, the analysis showed multiples of equity value to book value ranging from 1.1x to 1.4x.

   For the "other small cap food" companies, the analysis indicated firm value to projected 2001 EBITDA multiples of 5.2x to 10.2x and firm value to projected 2002 EBITDA of 4.9x to 9.7. The analysis also showed multiples of price to 2001 earnings of 8.9x to 20.1x, and 2002 P/E ratios of 7.9x to 17.2x. In addition, the analysis showed multiples of equity value to book value ranging from 1.7x to 12.0x.

   JPMorgan noted that, utilizing IBP management projections, the transaction implies multiples (based on Tyson's closing price of $9.24 on June 22, 2001, thereby implying a deal value of $26.01 per share) of firm value to projected 2000 EBITDA and 2001 EBITDA of 7.1x and 6.9x, respectively. In addition, JPMorgan noted that the implied 2001 P/E multiple is 13.1x.

   SELECTED TRANSACTION ANALYSIS. Using publicly available information, JPMorgan examined selected transactions and transaction proposals involving companies in the meat processing and branded foods industry. JPMorgan noted that it did not deem these transactions fully comparable to the Transaction and thus evaluated this information for reference only.

   Specifically, JPMorgan reviewed the following transactions:

DATE                   TARGET                             ACQUIROR
----   -                                       -
Sep-00 WLR Foods, Inc.                         Pilgrim's Pride Corporation
Dec-99 Corporate Brand Food America, Inc.      IBP
Dec-99 Seaboard Corporation--poultry division  ConAgra Foods, Inc.
Sep-99 Tyson--pork division                    Smithfield
Sep-99 Murphy Farms, Inc.                      Smithfield
Jul-99 Thorn Apple Valley, Inc.                IBP
Feb-99 Carroll's Foods, Inc.                   Smithfield
Dec-98 Ross Breeders                           Investor Group
Jul-98 Nestle USA, Inc.--Libby's division      International Home Foods, Inc.
Jan-98 Goodmark Foods, Inc.                    ConAgra Foods, Inc.
Dec-97 Schneider Corporation                   Smithfield
Sep-97 Hudson Foods, Inc.                      Tyson
Sep-97 Golden Poultry Co., Inc.                Gold Kist, Inc.
Mar-97 Foodbrands America, Inc.                IBP
Sep-95 Cargill, Inc.--boiler and McCarty units Tyson
Jan-94 WLR Foods, Inc.                         Tyson
Aug-89 Holly Farms Corporation                 Tyson

   JPMorgan calculated a range of multiples of firm value to EBITDA for the twelve month periods prior to the respective transaction announcements implied in these transactions. JPMorgan noted that the range of EBITDA multiples implied by these transactions ranged from 4.9x to 12.6x. JPMorgan noted that, utilizing management projections and based on Tyson's closing price of $9.24 per share on June 22, 2001, the Transaction implies multiples of firm value to projected 2001 EBITDA of 6.9x.

   LEVERAGED BUYOUT ANALYSIS. Using management projections and JPMorgan estimates, JPMorgan calculated potential returns to equity investors in connection with a potential leveraged acquisition of IBP. For purposes of this analysis, JPMorgan utilized illustrative assumptions regarding maximum leverage and determined the five year return on initial common equity investment assuming an acquisition of all stock of IBP at prices ranging from $18 per share to $24 per share assuming such capital structure constraints. JPMorgan calculated the free cash flows available for annual debt reduction and calculated the estimated debt outstanding on December 31, 2006 assuming that such annual cash flows are utilized to reduce outstanding debt. JPMorgan then calculated potential firm values for IBP at such time assuming a range of exit firm value to 2006 EBITDA multiples of 5.0x to 7.0x. Finally, JPMorgan determined the implied equity values on December 31, 2006 based on the estimated firm values and projected debt outstanding at such time and calculated the implied returns (determined as internal rates of return) to initial equity invested on December 31, 2001.

   Based on this analysis, JPMorgan established a reference range of $18 per share to $24 per share which implied a range of annual returns to equity in leveraged buyout transactions utilizing these assumptions of approximately 16% to 42%.

   PRO FORMA COMBINATION ANALYSIS. JPMorgan analyzed the pro forma impact of the Transaction on Tyson's cash and reported earnings per share, consolidated capitalization and financial ratios using IBP management projections for IBP and projections developed on the basis of analysts' consensus earnings estimates for Tyson as reported by I/B/E/S. Incorporating assumptions with respect to various structural considerations, transaction and financing costs and Tyson estimated synergies, the combination was accretive to Tyson's cash and reported earnings per share in 2002 and 2003.

   The summary set forth above is not a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that you must consider its opinion, the summary and its analyses as a whole. Selecting portions of this summary and these analyses, without considering the analyses as a whole, would create an incomplete view of the processes underlying the analyses and opinion. In arriving at its opinion, JPMorgan considered the results of all of the analyses as a whole. No single factor or analysis was determinative of JPMorgan's fairness determination. Rather, the totality of the factors considered and analyses performed operated collectively to support its determination. JPMorgan based its analysis on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry specific factors. This summary sets forth under the description of each analysis the other principal assumptions upon which JPMorgan based that analysis. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, these forecasts and analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Therefore, neither IBP nor JPMorgan nor any other person assumes responsibility if future results are materially different from those forecasted.

   As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. The Special Committee selected JPMorgan to deliver an opinion with respect to the proposed merger on the basis of such experience.

   JPMorgan and its affiliates may from time to time perform certain financial advisory and other commercial and investment banking services for IBP and Tyson. Specifically, JPMorgan and certain of its affiliates may be arranging or providing financing to Tyson in connection with the transaction, for which they would receive customary compensation. In addition, in the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities and senior loans of IBP and Tyson for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or loans.

   (c) Intent to Tender.

   After reasonable inquiry and to the best knowledge of the Company, each executive officer, director, affiliate or subsidiary of the Company who or which owns Shares intends to tender such Shares in the Offer. The foregoing does not apply to any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

   Except as described herein, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or Merger.

   (a) JPMorgan

   Pursuant to an engagement letter dated July 21, 2000, the Company formally retained JPMorgan to render financial advisory services to the Company in connection with the Rawhide transaction and certain related matters. Pursuant to its engagement, JPMorgan received $1.0 million at the signing of the engagement and will receive an additional $4.0 million upon consummation of a transaction. JPMorgan will also be reimbursed for its reasonable expenses. In addition, the Company will indemnify JPMorgan and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. During 1998, JPMorgan served as co-underwriter in connection with two note offerings by Tyson in the aggregate amount of $540 million. On September 14, 2000, JPMorgan's parent company, JPMorgan & Co. Incorporated, announced its agreement to merge with The Chase Manhattan Corporation to form JPMorgan Chase & Co. ("JPMorgan Chase"). Prior to such merger, JPMorgan advised the Special Committee that affiliates of JPMorgan Chase may from time to time perform certain financial advisory and other commercial and investment banking services for Tyson, for which they receive customary compensation. JPMorgan further advised the Special Committee that affiliates of JPMorgan Chase may be arranging or providing financing to Tyson in connection with its acquisition of the Company. Accordingly, on December 13, 2000, the Special Committee determined to retain a second financial advisor to assist in connection with the Special Committee's assessment of the Tyson and Smithfield bids, and the Special Committee thereafter retained PJSC. The merger between JPMorgan & Co. Incorporated and The Chase Manhattan Corporation occurred on December 31, 2000. On January 12, 2001, Tyson executed a credit agreement with various financial institutions (including an affiliate of JPMorgan Chase), which provided a new 364-day revolving credit facility in the principal amount of $2.5 billion. This credit agreement was to provide Tyson with a portion of the financing required to acquire IBP. The credit agreement was terminated on March 30, 2001. In the ordinary course of their businesses, affiliates of JPMorgan Chase may actively trade the debt and equity securities or senior loans of IBP or Tyson, as applicable, for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or loans.

   (b) PJSC.

   Pursuant to an engagement letter dated December 15, 2000, the Company formally retained PJSC to render financial advisory services to the Company in connection with a possible acquisition of the Company and certain related matters. Pursuant to its engagement, PJSC received $750,000 for delivery of its fairness opinion to the Company. PJSC was also reimbursed for its reasonable expenses. In addition, the Company will indemnify PJSC and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. In view of the potential for additional expense, and in view of the Board's confidence in JPMorgan acting alone, PJSC was not asked to update its opinion.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the purchase by Eugene D. Leman of 43,831 Shares on June 27, 2001 pursuant to the Company's stock option plan.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

   Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, one or more of the following or a combination thereof:
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the dividend rate or policy, or indebtedness or capitalization of the Company.

   Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to one or more events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

   INFORMATION STATEMENT. The Information Statement attached as Annex C to this Statement is being furnished in connection with the possible designation by Tyson, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Company's Board other than at a meeting of the Company's stockholders.

   DGCL. As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

   UNITED STATES ANTITRUST COMPLIANCE. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of IBP is subject to such requirements. Pursuant to the requirements of the HSR Act, Tyson filed a Notification and Report Form with respect to the cash tender offer, the exchange offer and the merger with the Antitrust Division and the FTC on December 12, 2000. The initial waiting period applicable to the purchase of IBP shares pursuant to the cash tender offer was scheduled to expire at 11:59 p.m., New York City time, on Wednesday, December 27, 2000. On December 28, 2000, Tyson announced that, prior to the expiration of the waiting period, the Antitrust Division extended the waiting period by requesting additional information from Tyson. Tyson responded to the request for more information and certified compliance with that request. The waiting period expired at 11:59 p.m. on January 27, 2001 without any action being taken by the Antitrust Division.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Tyson's acquisition of IBP. At any time before or after the consummation of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger or seeking divestiture of Tyson's or IBP's substantial assets. Private parties, including individual states, may also bring legal actions under the antitrust laws. IBP and Tyson do not believe that the consummation of the merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

   IBP SHAREHOLDER LITIGATION. Between October 2 and November 1, 2000, fourteen actions were filed in the Delaware Court of Chancery entitled: Baruch Mappa v. Richard L. Bond et al., Civil Action No. 18373-NC; Michael Taragin v. Richard
L. Bond et al., Civil Action No. 18374-NC; David Shaev v. Rawhide Acquisition Corporation et al., Civil Action No. 18375-NC; Charles Miller v. Richard L. Bond et al., Civil Action No. 18376-NC; Olga Fried v. Richard L. Bond et al., Civil Action No. 18377-NC; Peter Robbins v. IBP, inc. et al., Civil

Action No. 18382-NC; Jerry Krim and Jeffrey Kassoway v. IBP, inc., et al., Civil Action No. 18383-NC; Harriet Rand v. Richard L. Bond et al., Civil Action No. 18385-NC; Albert Ominsky v. Richard L. Bond et al., Civil Action No. 18386-NC; C. Oliver Burt v. Richard L. Bond et al., Civil Action No. 18393-NC; Eric Meyer v. Richard L. Bond et al., Civil Action No. 18399-NC; Louise E. Murray v. Rawhide Acquisition Corporation et al., Civil Action No. 18411-NC; Marvin Masel v. Richard L. Bond et al., Civil Action No. 18413-NC; and Rocco Landesman v. IBP, inc. et al., Civil Action No. 18474-NC alleging that the terms of the Rawhide Agreement were unfair to IBP's stockholders. On November 13, 2000, the Delaware Court of Chancery entered an order directing the consolidation of these actions into a single action, designated as IN RE IBP, INC. SHAREHOLDERS LITIGATION, C.A. No. 18373 (the "Delaware Action"). On December 5, 2000, the Delaware Court of Chancery issued an order designating the Landesman complaint as the operative complaint. On or about January 8, 2001, plaintiffs in the Delaware Action filed a consolidated amended complaint which added Tyson and Purchaser as defendants and alleged on behalf of the class of IBP stockholders that the proposed transaction between IBP and Tyson was also unfair and had been entered into in breach of the fiduciary duties of the Company's directors with the complicity of Tyson. In addition, plaintiffs alleged a derivative claim on behalf of the Company in which they asserted that the Company's directors wrongfully agreed to the Rawhide Agreement and the termination fee and expense reimbursement provisions therein. On February 21, 2001, all defendants moved to dismiss the consolidated and amended complaint for failure to state a claim upon which relief may be granted and for failure to comply with the demand requirements for derivative claims under Delaware law. On April 27, 2001, plaintiff shareholders of the Company filed their second consolidated and amended complaint seeking a declaratory judgment that Tyson had failed to perform its obligations to plaintiffs by failing to consummate its cash tender offer for the Company common stock at $30 per share on or before February 28, 2001, specific performance of Tyson's obligations in connection with such cash tender offer, and damages on behalf of the Company and against the members of the Company's board for obligating the Company to pay the termination fee pursuant to the Rawhide Agreement.

   On June 27, 2001, the parties to the Delaware Action, including the plaintiffs in such action, entered into a stipulation of settlement, subject to approval by the Delaware Court of Chancery (the "Settlement Order"), which provides that:

   . Tyson has agreed to proceed with the performance of its obligations under the Merger Agreement, as revised by the Stipulation, including making the Offer and effecting the Merger, subject to the terms and conditions set forth in the Merger Agreement as modified by the Stipulation, and without taking an immediate appeal from the rulings in the post-trial opinion;

   . the Company has agreed to obtain from JPMorgan an updated opinion on the fairness to the Company's stockholders from a financial point of view of the Merger Agreement as modified by the Stipulation;

   . Tyson and the Company have agreed that plaintiffs' counsel may review and comment upon draft tender offer documents and proxy materials for the Company's stockholders in connection with the Merger; plaintiffs' class claims against all defendants in the Delaware Action shall be dismissed and plaintiffs' derivative claims on behalf of the Company against all defendants as asserted in the Delaware Action shall be dismissed; and

   . all claims that were or could have been asserted in the Delaware Action shall be extinguished.

   On June 29, 2001, the Delaware Court of Chancery entered an order in the Delaware Action preliminarily determining that, for purposes of the proposed Settlement Order only, the Delaware Action may proceed as a derivative action and as a class action without the right of members to opt out. A hearing will be held by the Delaware Court of Chancery on August 3, 2001, to determine whether the Settlement Order should be approved. Approval of the Settlement Order is a condition to the Offer prior to August 15, 2001 but is not a condition to close the Offer on or after August 15, 2001. If the Delaware Court of Chancery approves the Settlement Order, plaintiffs' attorneys intend to apply for an award of attorneys' fees and expenses not to exceed $999,000.00. Tyson and the Company have agreed not to oppose the application and to pay one-half each of such fees and expenses as may be awarded with respect to the application.

   On November 8, 2000, an action was filed in the United States District Court for the District of South Dakota entitled Teamsters Local Nos. 175 and 505 Pension Trust Fund v. IBP, inc. et al., Civ. No. 00-4211. This complaint names as defendants the Company, each of the Company's directors, DLJ, Archer-Daniels-Midland Company and Booth Creek Partners Limited III, L.L.L.P. Seeking to represent a purported class of the Company's shareholders excluding the defendants, plaintiff alleges that the Company's directors, aided and abetted by the other defendants, breached their fiduciary duties to plaintiffs and the alleged class by (1) entering into the Rawhide Agreement and agreeing to sell the Company at an inadequate price, (2) advancing their personal interests at the expense of the Company's public shareholders and (3) erecting barriers to competing bids, including the termination fee provisions in the Rawhide Agreement. The Teamsters complaint requests preliminary and permanent injunctive relief against consummation of the Rawhide merger, rescission of the Rawhide merger in the event it is consummated, monetary damages and an award of attorneys' fees. On December 7, 2000, the South Dakota federal district court granted the defendants' motion to stay this action pending resolution of the Delaware Action and denied as moot the plaintiff's application for a temporary restraining order enjoining the enforcement of the termination fee and "no shop" provisions of the Rawhide Agreement. The Teamsters voluntarily dismissed their action without prejudice in April 2001.

   On January 11, 2001, a second shareholder lawsuit was commenced in the South Dakota federal district court entitled Reier v. Bond, et al., Civ. No. 01-4010. Purporting to sue derivatively on behalf of the Company, the plaintiff has asserted claims against the Company's directors under the federal securities laws and state common law. Plaintiff alleges that defendants caused the Company to file a false and misleading Schedule 14D-9 in response to the Offer in violation of Section 14(e) of the Securities Exchange Act of 1934 by, among other things, (i) failing to disclose facts relating to the commercial relationship between JPMorgan and Tyson, (ii) representing that defendants had determined that the Offer, the Exchange Offer and the Merger were fair to and in the best interests of the Company, and (iii) including financial projections that understated the Company's revenue, net income and margins in order to justify such determination. Plaintiff further alleges that the Company's directors breached their fiduciary duties by failing to maximize shareholder value in that they agreed to the termination fee provisions of the Rawhide Agreement on October 1, 2000 and accepted Tyson's bid on January 1, 2001 even though it offered consideration "substantially below the consideration being offered by another bidder." The complaint seeks: (a) declarations that the Company's Schedule 14D-9 violated the federal securities laws and that the Rawhide Agreement and Merger Agreement were entered into in breach of defendants' fiduciary duties; (b) an order directing defendants to exercise their fiduciary duties to obtain a transaction which is in the Company's best interests; (c) compensatory damages of not less than $442 million and punitive damages; and (d) the costs and disbursements of the action, including reasonable attorneys' and expert's fees. On January 30, 2001, defendants moved to stay this action pending resolution of the Delaware Action and to dismiss the Section 14(e) claim for failure to state a claim on which relief may be granted. The motion remains pending.

   TYSON/IBP LITIGATION. On March 29, 2001, Tyson and Purchaser filed an action in the Chancery Court of Washington County, Arkansas entitled: TYSON FOODS, INC. ET AL. V. IBP, INC., Case No. E 2001-749-4 (the "Arkansas Action"). Tyson and Purchaser alleged that the Company had fraudulently induced them to enter into the Merger Agreement by providing materially false financial information and concealing the existence and content of an SEC comment letter dated December 29, 2000 pertaining to the Company's past SEC filings. Tyson and Purchaser amended their complaint on April 5, 2000 and April 10, 2000 to add additional claims for breach of representations and warranties made in the Merger Agreement.

   On March 30, 2001, the Company filed cross-claims against Tyson and Purchaser in the Delaware Action. The Company sought a declaratory judgment that Tyson had no right to rescind or terminate the Merger Agreement and a decree of specific performance by Tyson of its obligations under the Merger Agreement. On April 2, 2001, the Company filed amended cross-claims against Tyson to add an alternative claim for damages and a claim for breach of the Confidentiality Agreement. On April 19, 2001, the Delaware Court of Chancery issued a temporary restraining order restraining Tyson and Purchaser from prosecuting the Arkansas Action. On April 23, 2001, Tyson filed counterclaims in the Delaware Action against the Company, alleging that the

Company induced Tyson, by fraud, to execute the Confidentiality Agreement, the Merger Agreement and other related agreements and that the Company had breached various representations and warranties in the Merger Agreement, including, without limitation, Sections 5.07(b), 5.08, 5.10(a), 5.11, 5.12, 5.16 and 5.19
thereof. Tyson sought rescission, declaratory relief and damages, including recovery of the $66.5 million advanced by Tyson to the Company to defray the cost of the termination fee and expenses owed by the Company pursuant to the Rawhide Agreement. On May 3, 2001, Tyson filed amended counterclaims against the Company in the Delaware Action to add claims of negligent misrepresentation, material misrepresentation and mistake. At a hearing on May 10, 2001, the Court denied Tyson's motion for partial summary judgment on its claim for breach of representation and warranty and dismissed without prejudice the Company's claim for breach of the Confidentiality Agreement. The Court also issued a preliminary injunction prohibiting Tyson from litigating its claims in any forum other than the Delaware Court of Chancery. A trial was conducted in the Delaware Court of Chancery on May 14, 15, 16, 17, 18, 21, 22, 24 and 25. By agreement of the parties, the Delaware Court of Chancery tried all liability issues raised by the parties on an expedited basis, but limited its consideration of remedies to specific performance. The Delaware Court of Chancery issued its Memorandum Opinion on June 15, 2001, and revised its Opinion on June 18, 2001. The Delaware Court of Chancery concluded, among other things, that: (a) the Merger Agreement, the Confidentiality Agreement and all related agreements are valid and enforceable contracts as against Tyson and were not induced by fraud, negligent misrepresentation, material misrepresentation or mistake; (b) Tyson breached its obligations to IBP under the Merger Agreement when it terminated the Merger Agreement on March 29, 2001 and IBP did not breach any of its representations or warranties or any of its obligations to Tyson under the Merger Agreement; (c) Tyson did not breach its obligations to IBP under the Merger Agreement, or any obligations to the plaintiff shareholders under the Cash Tender Offer, by failing to consummate the Cash Tender Offer on or before February 28, 2001; and (d) IBP was entitled to judgment against Tyson on its claim for specific performance of the Merger Agreement. On June 27, 2001, the Delaware Court of Chancery issued an Order, Judgment and Decree in accordance with the Opinion. The court also signed a Stipulation and Order negotiated by the parties. The Stipulation requires Tyson to consummate the transactions contemplated by the Merger Agreement, as modified by the Stipulation. See "The Stipulation". The Stipulation provides that if the Offer is not consummated by August 15, 2001 (or by September 1, 2001, if Tyson has failed to obtain financing to pay for tendered shares by such earlier date) or the Merger is not consummated by November 15, 2001, (a) either the Company or Tyson will be entitled to move the Delaware Court of Chancery for an appropriate remedy including, but not limited to, specific performance of such transactions, specific performance of the Cash Election Merger described above under "The Merger Agreement--The Merger", and/or damages, and each party will be entitled to oppose any such motion on any appropriate grounds, and (b) the Company will be entitled to move for an award of interest and/or an adjustment to the financial terms of the consideration to be paid to the shareholders on account of what the Delaware Court of Chancery determined to be Tyson's breach, and Tyson will be entitled to opposed such motion on any appropriate grounds. The Stipulation further provides that nothing other than Tyson's consummation of the Offer and the Merger will be deemed to exculpate Tyson from any liability for breach of the Merger Agreement under the Opinion.

   The Stipulation states that the Delaware Court of Chancery retains exclusive jurisdiction over the Delaware Action to assure compliance with the terms of the Order, Judgment and Decree and the Stipulation. Tyson has agreed not to seek to vacate or modify the Delaware Court of Chancery's preliminary injunction dated May 10, 2001 and not to commence any action against IBP arising out of or relating to the Stipulation in any other forum unless and until the Delaware Court of Chancery determines that Tyson is not required to consummate the Offer or IBP moves for an award of interest, an adjustment to the financial terms of the consideration to be paid to IBP shareholders and/or damages on account of what such Court has determined to be Tyson's breach. Tyson has agreed that, promptly following consummation of the Offer, it will take all necessary steps to obtain dismissal of the Arkansas Action.

   The Order, Judgment and Decree is not currently an appealable order. The Stipulation provides that neither Tyson nor IBP will move for the entry of an appealable order unless and until the Delaware Court of Chancery determines that Tyson is not required to consummate the Offer or IBP moves for an award of interest, an adjustment to the financial terms of the consideration to be paid to IBP shareholders and/or damages on account of what the Delaware Court of Chancery has determined to be Tyson's breach of the Merger Agreement.

   TYSON STOCKHOLDER DERIVATIVE LITIGATION. On June 19, 2001, Alan Shapiro, a purported Tyson stockholder, commenced a derivative action on behalf of Tyson seeking monetary damages in the Delaware Court of Chancery. The action, entitled ALAN SHAPIRO V. BARBARA R. ALLEN, ET AL., C.A. No. 18967-NC, names as individual defendants the members of Tyson's Board of Directors and several current and former Tyson executives. Tyson is named as nominal defendant. The complaint alleges that the individual defendants violated their fiduciary duties by attempting to terminate the Merger Agreement and that as a result, Tyson has been harmed. Tyson has informed us that it intends to vigorously defend these claims.

   IBP STOCKHOLDER SECURITIES LITIGATION AGAINST TYSON. On June 22, 2001, Stuart L. Meyer and Banyan Equity Management commenced purported class actions against Tyson, Don Tyson, John Tyson and Les R. Baledge in the United States District Court for the District of Delaware, entitled STUART L. MEYER V. TYSON FOODS, ET AL., C.A. No. 01-425 and BANYAN EQUITY MANAGEMENT V. TYSON FOODS, ET AL., C.A. No. 01-426, seeking monetary damages on behalf of the Company's stockholders. Both actions assert claims under the Exchange Act. Specifically, they allege that the defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and that the individual defendants violated
Section 20(a) of the Exchange Act by making, or causing to be made, allegedly false and misleading statements in connection with Tyson's attempted termination of the Merger Agreement. It is alleged that as a result of the defendants' conduct, plaintiffs and other members of the class who sold Shares during the period from March 29, 2001 through June 15, 2001, were harmed. Tyson intends to vigorously defend these claims.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   Exhibits


(a)(1) Letter to the stockholders of the Company, dated July 3, 2001.

(a)(2) Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of Purchaser filed on July 3, 2001).

(a)(3) Sections 14 and 17 of the Offer to Purchase, dated July 3, 2001 (incorporated by reference to Exhibit
       (a)(1) to the Schedule TO of Purchaser filed on July 3, 2001).

(a)(4) Opinion of J.P. Morgan Securities Inc., dated January 1, 2001 (included as Annex A-1 to this Statement).

(a)(5) Opinion of J.P. Morgan Securities Inc., dated June 26, 2001 (included as Annex A-2 to this Statement).

(a)(6) Opinion of Peter J. Solomon Company Limited, dated January 1, 2001 (included as Annex B to this
       Statement).

(a)(7) Joint Press release issued by the Company and Tyson dated June 27, 2001 (incorporated by reference to
       Exhibit (a)(7) to the Schedule TO of Purchaser filed on July 3, 2001).

(a)(8) Joint Press Release issued by the Company and Tyson dated June 28, 2001 (incorporated by reference to
       Exhibit (a)(8) to the Schedule TO of Purchaser filed on July 3, 2001).

(a)(9) Items 4(b)(iii) and (iv) of Amendment No. 2 to Schedule 14D-9 of the Company, dated January 5, 2001
       (incorporated by reference to Amendment No. 2 to Schedule 14D-9 of the Company, filed on January 5,
       2001).

(e)(1) Agreement and Plan of Merger, dated as of January 1, 2001, among the Company, Tyson and Purchaser
       (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Purchaser filed on July 3, 2001).

(e)(2) Voting Agreement, dated January 1, 2001, by and between the Company and Tyson Limited Partnership
       (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Purchaser filed on July 3, 2001).

(e)(3) Confidentiality Agreement, between Tyson and the Company, dated December 4, 2000 (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on July 3, 2001).

(e)(4) Information Statement of the Company, dated July 3, 2001 (included as Annex C hereto).

(e)(5) Confidentiality Agreement, between Tyson and the Company, dated December 18, 2000 (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed on July 3, 2001).

(e)(6) Stipulation and Order, dated June 27, 2001, IBP, inc. v. Tyson Foods, Inc., Civ. No. 18373, Court of Chancery
       of the State of Delaware (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Purchaser filed on July 3, 2001).

(e)(7) Voting Agreement Letter, executed by TLP, dated June 27, 2001 (incorporated by reference to Exhibit
       (d)(6) to the Schedule TO of Purchaser filed on July 3, 2001).

(e)(8) Letter Agreement, executed by Tyson, dated January 1, 2001 (incorporated by reference to Exhibit (e)(9)
       to Amendment No. 3 to the Schedule 14D-9 of the Company filed on January 23, 2001).

(e)(9) Rawhide Promissory Note, executed by the Company, dated January 2, 2001 (incorporated by reference to
       Exhibit (e)(10) to Amendment No. 3 to the Schedule 14D-9 of the Company filed on January 23, 2001).

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2001
                                          IBP, inc.


                                          By: /s/ ROBERT L. PETERSON
                                              ---------------------------------
                                              Name: Robert L. Peterson
                                                    Title: Chairman of the Board
                                                           and Chief Executive
                                                           Officer

[JPMorgan LOGO]

                                                                      ANNEX A-1

                                                             January 1, 2001

Special Committee of the Board of Directors IBP, inc.
800 Stevens Port Drive
Dakota Dunes, SD 57049

Ladies and Gentlemen:

   You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of IBP, inc. (the "Company") of the consideration proposed to be paid to them in connection with the proposed Transaction (as defined below). We understand that on December 12, 2000, Tyson Foods, Inc. (the "Buyer") and its wholly-owned subsidiary Lasso Acquisition Corporation (the "Merger Subsidiary") commenced a cash tender offer to acquire 50.1% of the outstanding Common Stock, par value $.05 per share, of the Company (the "IBP Common Stock") at a purchase price per share of $26.00 (the "Cash Offer"). We further understand that the Company, the Buyer and the Merger Subsidiary have subsequently entered into an Agreement and Plan of Merger, dated as of January 1, 2001 (the "Agreement"), pursuant to which the Buyer and the Merger Subsidiary will amend the Cash Offer (the "Amended Cash Offer") to reflect, among other things, an amended purchase price of $30.00 per share of the IBP Common Stock to be paid in the Amended Cash Offer (the "Amended Purchase Price"). Pursuant to the Agreement, the Buyer and the Merger Subsidiary will commence an exchange offer (the "Exchange Offer" and together with the Amended Cash Offer, the "Offers") to acquire the IBP Common Stock which remains outstanding after the Amended Cash Offer in exchange for that number of shares of Class A Common Stock, par value $.10 per share, of the Buyer (the "Class A Common Stock") determined pursuant to the provisions of the Agreement (the "Exchange Ratio"). Pursuant to the Agreement, the Offers will be followed by a merger of the Company with and into the Merger Subsidiary (the "Merger" and together with the Offers, the "Transaction") in which the remaining shares of Common Stock of the Company not tendered or accepted in the Offers will be converted into the right to receive that number of shares of the Class A Common Stock equal to the Exchange Ratio.

   In arriving at our opinion, we have reviewed (i) the Offer to Purchase dated December 12, 2000 of the Buyer and the Merger Subsidiary relating to the Cash Offer; (ii) the Agreement; (iii) certain publicly available information concerning the businesses of the Company and the Buyer and of certain other companies in meat processing and branded foods sector and the reported market prices for such other companies' securities; (iv) publicly available terms of certain transactions involving companies in the meat processing and branded foods sector and the consideration received for such companies; (v) current and historical market prices of the IBP Common Stock and the Class A Common Stock;
(vi) the audited financial statements of the Company for the fiscal year ended December 31, 1999, the unaudited financial statements of the Company for the period ended September 30, 2000, the audited financial statements of the Buyer for the fiscal year ended October 2, 1999, and the unaudited financial statements of the Company for the period ended July 1, 2000; (vii) certain internal financial analyses and forecasts prepared by the Company and its management and the Buyer and its management, respectively; and (viii) the terms of other business combinations that we deemed relevant.

   In addition, we have held discussions with certain members of the management of the Company and the Buyer with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Buyer, the financial condition and future prospects and operations of the Company and the Buyer, the effects of the Transaction on the financial condition and future prospects of the Company and the

                                     A-1-1

Buyer, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

   In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or the Buyer or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company or the Buyer to which such analyses or forecasts relate. We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

   We note that we are familiar with the terms of an alternative merger transaction with the Company proposed by Smithfield Foods, Inc. concurrently with the negotiation of the Transaction and that we participated in negotiations with respect to such alternative transaction. We have taken such facts into account in rendering this opinion.

   Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the Class A Common Stock will trade at any future time.

   We have acted as financial advisor to the Special Committee of the Board of Directors of the Company with respect to the proposed Transaction and will receive a fee from the Company for the delivery of this opinion. We also acted as financial advisor to the Special Committee with respect to the proposed merger transaction between the Company and Rawhide Holdings Corporation, a Delaware corporation of which all of the outstanding capital stock is owned by DLJ Merchant Banking Partners III, L.P., which is proposed to be terminated in connection with entering into the Agreement.

   For your information, our parent company, J.P. Morgan & Co. Incorporated, recently merged with The Chase Manhattan Corporation to form J.P. Morgan Chase & Co. ("J.P. Morgan Chase"). Please be advised that affiliates of J.P. Morgan Chase may from time to time perform certain financial advisory and other commercial and investment banking services for the Company or the Buyer, for which they received customary compensation. Specifically, affiliates of J.P. Morgan Chase may be arranging or providing financing to the Buyer in connection with the Transaction, for which they would receive customary compensation. In addition, in the ordinary course of their businesses, affiliates of J.P. Morgan Chase may actively trade the debt and equity securities and senior loans of the Company or the Buyer for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or loans.

   On the basis of and subject to the foregoing, it is our opinion as of the date hereof that each of (i) the Amended Purchase Price to be paid to the Company's stockholders in the Amended Cash Offer and (ii) the Exchange Ratio in the proposed Exchange Offer and the proposed Merger is fair, from a financial point of view, to the Company's stockholders.

   This letter is provided to the Special Committee of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares of IBP Common Stock in the Offers or how such stockholder should vote with respect to the Transaction. This opinion may not be

                                     A-1-2
disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever, except with our prior written consent in each instance. This opinion may be reproduced in full in any Schedule TO, Schedule 14d-9, amended offer to purchase, proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval and must be treated as confidential.

                                          Very truly yours,

                                          /s/ J.P. MORGAN SECURITIES INC.

                                          --------------------------------------
                                          J.P. Morgan Securities Inc.

                                     A-1-3

[JPMORGAN LOGO]
                                                                       ANNEX A-2

                                                               June 26, 2001

The Board of Directors
IBP, inc.
800 Stevens Port Drive
Dakota Dunes, SD 57049

Ladies and Gentlemen:

   You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of IBP, inc. (the "Company") of the consideration proposed to be paid to them in connection with the proposed Modified Transaction (as defined below).

   We understand that on December 12, 2000, Tyson Foods, Inc. (the "Buyer") and its wholly-owned subsidiary Lasso Acquisition Corporation (the "Merger Subsidiary") commenced a cash tender offer to acquire 50.1% of the outstanding Common Stock, par value $.05 per share, of the Company (the "IBP Common Stock") at a purchase price per share of $26.00 (the "Cash Offer"). We further understand that the Company, the Buyer and the Merger Subsidiary subsequently entered into an Agreement and Plan of Merger, dated as of January 1, 2001 (the "Original Agreement"), pursuant to which the Buyer and the Merger Subsidiary agreed to amend the Cash Offer (the "Amended Cash Offer") to reflect, among other things, an amended purchase price of $30.00 per share of the IBP Common Stock to be paid in the Amended Cash Offer (the "Amended Purchase Price"). Pursuant to the Original Agreement, the Buyer and the Merger Subsidiary agreed to commence an exchange offer (the "Exchange Offer" and together with the Amended Cash Offer, the "Offers") to acquire the IBP Common Stock which remained outstanding after the Amended Cash Offer in exchange for that number of shares of Class A Common Stock, par value $.10 per share, of the Buyer (the "Class A Common Stock") determined pursuant to the provisions of the Agreement (the "Exchange Ratio"). Pursuant to the Original Agreement, the Offers were to be followed by a merger of the Company with and into the Merger Subsidiary (the "Merger" and together with the Offers, the "Original Transaction") in which the remaining shares of Common Stock of the Company not tendered or accepted in the Offers would be converted into the right to receive that number of shares of the Class A Common Stock equal to the Exchange Ratio.

   The Amended Cash Offer was commenced on January 5, 2001. On February 28, 2001, the Buyer terminated the Amended Cash Offer, without any purchase of any shares of IBP Common Stock thereunder. On or about March 29, 2001, the Buyer announced, among other things, the "discontinuation" of the transactions contemplated by the Original Agreement. Litigation between the Company and the Buyer ensued (the "Litigation"). In an opinion dated June 18, 2001 (the "Court Opinion"), the Delaware Court of Chancery in and for New Castle County (the "Court") ruled, among other things, that the Original Agreement was a valid and enforceable contract that the Buyer had no right to terminate and ruled that an award of specific performance was appropriate.

   The Company and the Buyer propose to enter into a stipulation and order (the "Stipulation and Order"), subject to approval of the Court, pursuant to which, among other things, the Buyer will take such steps as are necessary to consummate the transactions contemplated by the Original Agreement as modified by the Stipulation and Order, including the commencement of a cash tender offer (the "Modified Offer") on the terms and conditions of the Amended Cash Offer and a merger (the "Modified Merger") on the terms and conditions of the Merger, in each case as modified by the Stipulation and Order.

   In arriving at our opinion, we have reviewed (i) the Offer to Purchase dated December 12, 2000 of the Buyer and the Merger Subsidiary relating to the Cash Offer; (ii) the Agreement and a draft dated June 26, 2001 of the Stipulation and Order; (iii) the Schedule 14D-9, as amended, filed by the Company with the Securities and

                                     A-2-1

Exchange Commission with respect to the Original Transaction; (iv) certain publicly available information concerning the businesses of the Company and the Buyer and of certain other companies in meat processing and branded foods sector and the reported market prices for such other companies' securities; (v) publicly available terms of certain transactions involving companies in the meat processing and branded foods sector and the consideration received for such companies; (vi) current and historical market prices of the IBP Common Stock and the Class A Common Stock; (v) publicly available financial information regarding the Company and the Buyer; (vii) certain internal financial analyses and forecasts prepared by the Company and its management and the Buyer and its management, respectively; (viii) the terms of other business combinations that we deemed relevant; and (ix) the Court Opinion and certain other information regarding the Litigation that we deemed relevant. We note that we have not received any financial analyses or forecasts from the Company or the Buyer since the date of our earlier opinion regarding the Original Transaction, January 1, 2001.

   In addition, we have held discussions with certain members of the management of the Company and the Buyer with respect to certain aspects of the Original Transaction and the Modified Transaction, and the past and current business operations of the Company and the Buyer, the financial condition and future prospects and operations of the Company and the Buyer, the effects of the Original Transaction and the Modified Transaction on the financial condition and future prospects of the Company and the Buyer, and certain other matters we believed necessary or appropriate to our inquiry. We have performed and reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

   In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or the Buyer or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company or the Buyer to which such analyses or forecasts relate and that if we had access to financial analyses and forecasts prepared as of the date hereof, they would not differ in any material respects from the financial analyses and forecasts made available to us by management of the Company and the Buyer. We have also assumed that the Modified Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the Modified Offer and the Modified Merger and the other transactions contemplated by the Stipulation and Order will be consummated as described therein. We have further assumed that the definitive Stipulation and Order will not differ in any material respects from the draft thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

   We note that we are familiar with the terms of an alternative merger transaction with the Company proposed by Smithfield Foods, Inc. concurrently with the negotiation of the Original Transaction and that we participated in negotiations with respect to such alternate transaction. We also note that we are familiar with the circumstances surrounding the Litigation. We have taken all such facts into account in connection with rendering this opinion.

   Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the Class A Common Stock will trade at any future time.

   We have acted as financial advisor to the Special Committee of the Board of Directors of the Company and to the Board of Directors of the Company, respectively, with respect to the Original Transaction and Modified Transaction and will receive a fee from the Company in connection with the closing of the Modified Transaction. We also acted as financial advisor to the Special Committee with respect to the proposed merger transaction

                                     A-2-2
between the Company and Rawhide Holdings Corporation, a Delaware corporation of which all of the outstanding capital stock is owned by DLJ Merchant Banking Partners III, L.P. The proposed merger transaction between the Company and Rawhide was terminated in connection with the Company and the Buyer entering into the Original Agreement.

   Please be advised that we and our affiliates may from time to time perform certain financial advisory and other commercial and investment banking services for the Company or the Buyer, for which we receive customary compensation. Specifically, we and certain of our affiliates may be arranging or providing financing to the Buyer in connection with the Transaction, for which we would receive customary compensation. In addition, in the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities and senior loans of the Company or the Buyer for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or loans.

   On the basis of and subject to the foregoing, it is our opinion as of the date hereof that each of (i) the purchase price to be paid to the Company's stockholders in the Modified Offer and (ii) the Exchange Ratio in the proposed Modified Merger is fair, from a financial point of view, to the Company's stockholders.

   This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Modified Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares of IBP Common Stock in the Modified Offer or how such stockholder should vote with respect to the Modified Transaction. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. This opinion may be reproduced in full in any Schedule TO, Schedule 14D-9, amended offer to purchase, proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval and must be treated as confidential.

                                          Very truly yours,

                                          /s/ J.P. MORGAN SECURITIES INC.

                                          --------------------------------------
                                          J.P. Morgan Securities Inc.

                                     A-2-3

                                                                         ANNEX B

    PETER J. SOLOMON              767 FIFTH AVENUE
     COMPANY LIMITED          NEW YORK, NEW YORK 10153

                                                                 January 1, 2001

Special Committee of the Board of Directors IBP, inc.
800 Stevens Port Drive
Dakota Dunes, SD 57049

Ladies and Gentlemen:

   We understand that IBP, inc. (the "Company") proposes to enter into an Agreement and Plan of Merger dated as of January 1, 2001 (the "Agreement") by and among the Company, Tyson Foods, Inc. ("Parent") and Lasso Acquisition Corporation ("Merger Sub"), a direct wholly-owned subsidiary of Parent. The Agreement provides for a tender offer (the "Offer") by Merger Sub to acquire up to 50.1% of the outstanding shares of the common stock, par value $0.05 per share, of the Company (the "Company Common Stock"), pursuant to which Merger Sub will pay $30.00 in cash for each share of Company Common Stock accepted for payment in the Offer. The Agreement also provides for an exchange offer (the "Exchange Offer") by Merger Sub to acquire the remaining outstanding shares of the Company Common Stock, pursuant to which each share of Company Common Stock would be exchanged for that number of shares of Class A Common Stock, par value $0.10 per share, of Parent ("Parent Common Stock") having a value of $30.00 per share, subject to the limitations set forth in the Agreement. The Agreement further provides that following completion of the Offer and the Exchange Offer, the Company will be merged with and into Merger Sub (the "Merger" and, together with the Offer and the Exchange Offer, the "Acquisition") and Merger Sub will continue as the surviving corporation and a wholly-owned subsidiary of Parent. Subject to the terms and conditions of the Agreement, in the Merger each then outstanding share of the Company Common Stock will be converted into and represent the right to receive that number of shares of Parent Common Stock having a value of $30.00 per share, subject to the limitations set forth in the Agreement.

   You have asked us to advise you with respect to the fairness to the holders of the Company Common Stock, from a financial point of view, of the consideration proposed to be paid to the holders of the Company Common Stock in the Acquisition pursuant to the terms of the Agreement.

   For purposes of the opinion set forth herein, we have:

      (i) reviewed certain publicly available financial statements and other information of the Company and Parent, respectively;

      (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

      (iii) reviewed certain financial forecast information for the Company and Parent furnished to us by the management of the Company and Parent, respectively;

      (iv) discussed the past and current operations and financial condition of the Company, as well as its business and prospects with management of the Company;

      (v) reviewed the reported prices and trading activity of the Company Common Stock and the Parent Common Stock;

      (vi) compared the financial performance and condition of the Company and the Parent and the reported prices and trading activity of the Company Common Stock and the Parent Common Stock with that of certain other comparable publicly traded companies and their securities;

      (vii) reviewed publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the Acquisition;

      (viii) participated in certain discussions with representatives of the Company;

      (ix) reviewed a draft of the Agreement;

      (x) considered the terms proposed by a third party for a merger transaction with the Company, and the negotiations relating thereto; and

      (xi) performed such other analyses and took into account such other matters as we have deemed appropriate.

   In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to a merger or other business combination transaction involving the Company or any of its assets.

   We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial forecast information, we have assumed that the financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Parent, respectively. We have further assumed that the final form of the Agreement will be substantially the same as the last draft reviewed by us. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Parent, nor have we been furnished with any such valuation or appraisal. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or Parent. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of the date hereof.

   We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Acquisition, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. For purposes of rendering this opinion we have assumed, in all aspects material to our analysis, that the representations and warranties of each party to the Agreement and all related documents are true and correct, that each party to the Agreement will perform all of the covenants and agreements required to be performed by such party thereunder and that all conditions to the consummation of the Merger will be satisfied without waiver thereof.

   We have acted as financial advisor to the Special Committee of the Board of Directors (the "Special Committee") of the Company in connection with the transaction contemplated by the Agreement and will receive a fee for our services.

   This letter is solely for the information of the Special Committee and is not on behalf of and is not intended to confer rights or remedies upon any other entity or persons, and may not be used by any other purpose without our prior written consent. This letter does not constitute a recommendation to any holder of Company Common Stock as to whether or not such holder should tender any shares of Company Common Stock in the Offer or the Exchange Offer or how any such holder should vote on the Merger.

   We are not expressing any opinion herein as to the prices at which the Company Common Stock or the Parent Common Stock will trade following the announcement or consummation of the Merger. In addition, the opinion does not address the Company's underlying business decision to proceed with the Acquisition.

   Based on, and subject to, the foregoing and other matters as we consider relevant, we are of the opinion that on the date hereof, the consideration proposed to be paid to the holders of the Company Common Stock in the Acquisition, is fair from a financial point of view to the holders of the Company Common Stock.

                                          Very truly yours,

                                          /s/ PETER J. SOLOMON COMPANY LIMITED

                                          --------------------------------------

                                          Peter J. Solomon Company Limited

                                                                         ANNEX C

                                   IBP, INC.
                            800 STEVENS PORT DRIVE
                       DAKOTA DUNES, SOUTH DAKOTA 57049

                       INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

   This Information Statement is being mailed on or about July 3, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of IBP, inc. (the "Company" or "IBP"). You are receiving this Information Statement in connection with the possible election of persons designated by Tyson Foods, Inc. ("Tyson"), a Delaware corporation, to a majority of seats on the Board of Directors of the Company (the "Board of Directors" or the "Board"). On January 1, 2001, the Company entered into an Agreement and Plan of Merger with Tyson and Lasso Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Tyson ("Purchaser"), as modified by the Stipulation and Order, dated June 27, 2001, among Tyson, Purchaser and the Company (the "Stipulation") (as modified by the Stipulation (except where the context suggests otherwise), the "Merger Agreement"). Pursuant to the Merger Agreement, as modified by the Stipulation, Purchaser is offering to purchase up to 50.1% of the outstanding shares (the "Shares") of common stock, par value $0.05 per share, of the Company (the "IBP Common Stock"), at a price per Share of $30.00 (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated July 3, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "Commission") on July 3, 2001. The Merger Agreement provides that following the completion of the Offer and the satisfaction or waiver of certain other conditions in the Merger Agreement, the Company will be merged with and into Purchaser (the "Merger") with Purchaser continuing as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Tyson, Purchaser or other subsidiaries of Tyson) would be converted into the right to receive shares of Class A common stock, par value $0.10 per share, of Tyson ("Tyson Class A Common Stock") having a value of $30.00 if, during the fifteen trading day period ending on the fifth trading day immediately preceding the Effective Time, the average per share price of Tyson Class A Common Stock is at least $12.60 and no more than $15.40. If the average per share price of Tyson Class A Common Stock is less than $12.60, then each Share outstanding immediately prior to the Effective Time will be exchanged for 2.381 shares of Tyson Class A Common Stock. If the average per share price of Tyson Class A Common Stock is more than $15.40, then each Share outstanding immediately prior to the Effective Time will be exchanged for 1.948 shares of Tyson Class A Common Stock.

   The Offer and the Merger are more fully described in the Statement, to which this Information Statement forms Annex C, which was filed by the Company with the Commission on July 3, 2001 and which is being mailed to stockholders of the Company along with this Information Statement.

   This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Tyson, Purchaser or Tyson Designees (as defined below) has been provided by Tyson. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

   Purchaser commenced the Offer on July 3, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, July 31, 2001, unless Purchaser extends it.

                                    GENERAL

   The IBP Common Stock is the only class of equity securities of the Company which is currently entitled to vote at a meeting of the stockholders of the Company. As of the close of business on June 29, 2001, there were 106,267,735 outstanding shares of IBP Common Stock, of which Tyson owns 574,200.

               RIGHTS TO DESIGNATE DIRECTORS AND TYSON DESIGNEES

   The Merger Agreement provides that, promptly upon the purchase of and payment for Shares representing, together with the Shares owned by Tyson, at least 50.1% of the outstanding Shares, by Purchaser pursuant to the Offer and from time to time thereafter, the Company will, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon request by Tyson, use its reasonable best efforts to take all actions necessary to cause a majority of the Board to consist of Tyson's designees ("Tyson Designees"), including accepting the resignations of those incumbent directors designated by the Company or increasing the size of the Board and causing the Tyson Designees to be elected.

   Following the election of such Tyson Designees, prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for performance of any of the obligations or other acts of Tyson or Purchaser, or waiver of any of the Company's rights under the Merger Agreement or any other action by the Company in connection with or relating to the transactions contemplated hereby, will require the concurrence of a majority of the directors of the Company then in office who (i) neither were designated by Tyson nor are employees of the Company or any subsidiary of the Company or, if there be just one director, the concurrence of such director or (ii) were members of the special committee of the Board (the "Independent Directors"). Notwithstanding the foregoing, prior to the Effective Time, at least two of the directors on the Board will be Independent Directors.

   The Tyson Designees will be selected by Tyson from among the individuals listed in Schedule I to the Offer to Purchase ("Schedule I"). Schedule I is incorporated herein by reference, and the information with respect to the Tyson Designees in Schedule I has been designated by Tyson for inclusion herein. Each of such individuals has consented to serve as a director of the Company if appointed or elected. None of Tyson Designees currently is a director of, or holds any positions with, the Company. Tyson has advised the Company that, to the best of Tyson's knowledge, none of Tyson Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Tyson and the Company that have been described in the Schedule TO or the Statement.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

   As of June 29, 2001, to the knowledge of IBP, no person beneficially owned 5% or more of any class of the outstanding voting securities of IBP, except as follows:

                                                       AMOUNT AND
                                                        NATURE OF
                        NAME AND ADDRESS OF            BENEFICIAL   PERCENT
TITLE OF CLASS            BENEFICIAL OWNER              OWNERSHIP   OF CLASS
--------------            ----------------             ----------   --------
Common Stock.. Archer-Daniels-Midland Company ("ADM") 12,951,400(l) 12.2%
               4666 Faries Parkway
               Decatur, IL 62526
Common Stock.. Brandes Investment Partners, L.P.      11,611,694(2) 10.9%
               12750 High Bluff Drive
               San Diego, CA 92130

--------
(1) ADM has shared investment power over 12,951,400 shares, and shared voting power over 12,951,400 shares, according to its Schedule 13D/A dated January 9, 2001, and filed with the Securities and Exchange Commission.

(2) Brandes Investment Partners, L.P.; Brandes Investment Partners Inc.; Brandes Holdings, L.P.; Charles H. Brandes; Glenn R. Carlson; and Jeffrey
    A. Busby have shared investment power over 11,661,694 shares, and shared voting power over 7,891,236 shares, according to the Schedule 13G dated June 8, 2001, and filed with the Securities and Exchange Commission.

SECURITY OWNERSHIP OF MANAGEMENT

   The following table sets forth, as of June 29, 2001, beneficial ownership of IBP common stock, the sole class of IBP stock, for each director of IBP, and for each executive officer, and for all directors and executive officers of IBP as a group. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to the common stock shown as beneficially owned by them.

                                                             NUMBER OF
                                                             SHARES AND
                                                             NATURE OF
                                                             BENEFICIAL   PERCENT
        NAME OR BENEFICIAL OWNER--POSITION WITH IBP          OWNERSHIP(1) OF CLASS
        -------------------------------------------          ------------ --------
Richard L. Bond--Director and Executive Officer.............   128,990      *(2)
John S. Chalsty--Director...................................    10,400      *
R. Randolph Devening--Executive Officer.....................     4,000      *
Wendy L. Gramm--Director....................................     5,400      *
Craig J. Hart--Executive Officer............................    28,723      *
John J. Jacobson, Jr.--Director.............................    13,100      *
Eugene D. Leman--Director and Executive Officer.............   166,417      *
Martin A. Massengale--Director..............................     2,775      *
Robert L. Peterson--Director and Executive Officer..........   761,002      *
Larry Shipley--Executive Officer............................    73,380      *
Jo Ann R. Smith--Director...................................     7,000      *
All Directors and Executive Officers As a Group (12 Persons) 1,201,385    1.1%

--------
(1) This number includes stock options granted pursuant to the IBP 1987 Stock Option Plan, the IBP 1993 Stock Option Plan, the 1996 Stock Option Plan and the IBP Directors Stock Option Plan, and which are exercisable as of June 29, 2001, or within 60 days thereafter: Mr. Bond 120,640; Mr. Chalsty 5,400; Mr. Devening 4,000; Dr. Gramm 5,400; Mr. Hart 22,906; Mr. Jacobson 1,100; Mr. Leman 46,369; Dr. Massengale 1,700; Mr. Peterson 294,000; Mr. Shipley 50,440; and Ms. Smith 3,200.
(2) Less than 1% of IBP's common stock.

                CURRENT EXECUTIVE OFFICERS AND DIRECTORS OF IBP

   The following persons are the executive officers and/or directors of IBP as of the date of this Information Statement. Neither any of these persons nor IBP has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Unless otherwise specified, each of the directors and executive officers of IBP is a citizen of the United States of America and can be reached c/o IBP, inc., 800 Stevens Port Drive, Dakota Dunes, South Dakota 57049.

RICHARD L. BOND, 53                                         Director since 1995

   Mr. Bond has served as the President and Chief Operating Officer of IBP since March 1, 1997. Prior to that he was President, Fresh Meats since 1995; Executive Vice President, Beef Division since 1994; and the Group Vice President, Beef Sales and Marketing since 1989.

JOHN S. CHALSTY, 67                                         Director since 1987

   Mr. Chalsty is Senior Advisor to Credit Suisse Boston, which merged in November 2000 with Donaldson, Lufkin & Jenrette, Inc. ("DLJ"). He was elected Chairman of the Board of DLJ in February 1996. He served as Chief Executive Officer from September 1986 to February 1998. Mr. Chalsty also served as President of DLJ from 1986 to 1996, after having served as Chairman of DLJ's Capital Markets Group for more than two years. He joined the firm in 1969 as an oil analyst. He was elected to DLJ's Board of Directors in 1971 and was named Director of Research in 1972. Mr. Chalsty was appointed head of the Investment Banking Division in 1979. When the firm was reorganized in January 1984, Mr. Chalsty was named Chairman of the Capital Markets Group. Currently, Mr. Chalsty is also a member of the Board of Directors of AXA Financial, Occidental Petroleum Corporation and SAPPI Limited. From 1990 to 1994 Mr. Chalsty served as Vice Chairman of the New York Stock Exchange Inc.

DR. WENDY L. GRAMM, 56                                      Director since 1993

   Dr. Gramm chaired the Commodity Futures Trading Commission from 1988 to 1993. She has served as Administrator for Information and Regulatory Affairs at the White House Office of Management and Budget (OMB) and was the Executive Director of the Presidential Task Force on Regulatory Relief. Dr. Gramm also directed the Federal Trade Commission's Bureau of Economics. She holds a Ph.D in economics from Northwestern University and began her career as a professor of economics at Texas A&M University. Dr. Gramm is an economist and is Director of the Regulatory Studies Program of the Mercatus Center at George Mason University in Fairfax, Virginia. She serves on the Boards of Directors of Enron Corporation, State Farm Insurance Companies and Invesco Funds.

JOHN J. JACOBSON, JR., 57                                   Director since 1998

   Mr. Jacobson is the President of TransAm Trucking, Inc. ("TransAm") which he founded in 1987. For a twenty year period prior to 1987, Mr. Jacobson was a member of the Board of Directors and an Executive Vice President of Idlewild Foods, Inc., a holding company which controlled National Beef Packing, Co., a beef products company; Liberal International Sales, an export sales company of meat and by-products; and Supreme Feeders, a commercial cattle feeding operation. Mr. Jacobson occupied executive positions in all of the companies controlled by Idlewild Foods, Inc. In addition, Mr. Jacobson was the President and founder of National Carriers, the nation's third largest refrigerated carrier. TransAm is one of the carriers that provides services to IBP, and in 2000 approximately 15.7% of TransAm's revenues were derived from services provided to IBP.

EUGENE D. LEMAN, 58                                         Director since 1989

   Mr. Leman has served as the Chief Executive Officer, Fresh Meats of IBP since February 1, 2000. Prior to that he was the President, Fresh Meats since 1997; the President, Allied Products since 1995; and the Executive Vice President, Pork Division since 1986.

DR. MARTIN A. MASSENGALE, 67                                Director since 1996

   Dr. Massengale has been President Emeritus; Director, Center for Grassland Studies; and Foundation Distinguished Professor at the University of Nebraska since 1994. From 1958 to 1976 Dr. Massengale was a professor at the University of Arizona and the Associate Dean, College of Agriculture, University of Arizona. From 1976 to the present he has been with the University of Nebraska where he has served as a Vice Chancellor, Chancellor, Interim President and President of the University, a position he held from 1991 to 1994. Dr. Massengale has been named to the Board of Directors of Lincoln Insurance Group, LIG, Inc., Woodmen Accident & Life Company, and the Board of Managers of America First Companies, L.L.C.

ROBERT L. PETERSON, 68                                      Director since 1976

   Mr. Peterson has served as Chairman of the Board and Chief Executive Officer of IBP since 1981. Mr. Peterson joined IBP in 1961. He left IBP in 1969 for a period during which he started a pork products company, Madison Foods, Inc. He returned to IBP in 1976 when IBP acquired Madison Foods, Inc. In 1977, he was elected IBP's President and Chief Operating Officer.

JO ANN R. SMITH, 61                                         Director since 1993

   Ms. Smith served as Assistant Secretary for Marketing and Inspection Services for the United States Department of Agriculture (USDA) from 1989 to 1993 and has served in numerous capacities in the livestock industry. She is a former President of the National Cattlemen's Beef Association and has chaired the Cattlemen's Beef Promotion and Research Board. Ms. Smith is President of Smith Associates, an agricultural marketing business.

R. RANDOLPH DEVENING, 58

   Chief Executive Officer of Foodbrands America, Inc. since 2000; 1994-2000 Chief Executive Officer and President, Foodbrands America, Inc.; Chairman of the Board, Foodbrands America, Inc. 1994 to 1997.

CRAIG J. HART, 44

   Vice President and Controller since 1995; 1993-1995 Assistant Vice President and Controller; 1990-1993 Controller.

LARRY SHIPLEY, 44

   Chief Financial Officer since 2000; 1997-2000 President, IBP Enterprises and Chief Financial Officer; 1995-1997 Executive Vice President, Corporate Development; 1995 Senior Vice President, Corporate Development; 1994-1995 Assistant to the Chairman; 1989-1994 Assistant to the President.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

   The Board of Directors has established an Audit Committee, Compensation Committee, Executive Committee, Nominating Committee, Plans Administration Committee and Special Committee (for purposes of this transaction).

   The Board of Directors met six times during the 2000 fiscal year. All directors attended at least 75 percent of the Board of Directors meetings. All directors attended at least 75 percent of the committee meetings for which they were eligible.

   The Executive Committee, during the intervals between meetings of the Board of Directors, exercises all powers of the Board of Directors, except as otherwise provided by law and the IBP Bylaws. The members of the Executive Committee currently are Messrs. Peterson (Chairman), Bond, and Leman. The Executive Committee met or acted by written consent sixteen times during 2000.

   The Audit Committee selects the firm of independent public accountants to audit the financial statements of IBP and its consolidated subsidiaries, subject to approval of the Board of Directors, discusses with the independent public accountants the scope and results of their audit; discusses with the independent public accountants, and with the management of IBP, IBP's financial, accounting and reporting principles, policies and practices; discusses with the independent public accountants, and with the Controller of IBP and his staff, the adequacy of the corporation's accounting, financial and operating controls; and reports to the Board of Directors. The members of the Audit Committee currently are Dr. Massengale (Chairman), Mr. Chalsty, Dr. Gramm, Mr. Jacobson and Ms. Smith. The Audit Committee held four meetings during 2000.

   The Compensation Committee reviews and approves compensation arrangements, including annual incentive awards, for officers of IBP. The members of the Compensation Committee currently are Mr. Chalsty (Chairman), Dr. Gramm, Mr. Jacobson, Dr. Massengale and Ms. Smith. The Compensation Committee held one meeting during 2000.

   The Nominating Committee makes recommendations as to candidates for election to the Board of Directors and their qualifications to fill board vacancies in connection with proposed slates of nominees for directors for whose election proxies will be solicited by the Board of Directors. The Nominating Committee will consider properly submitted recommendations of stockholders if the recommendation is submitted pursuant to the procedures previously outlined. The members of the Nominating Committee currently are Dr. Gramm (Chairperson), Mr. Chalsty, Mr. Jacobson, Dr. Massengale and Ms. Smith. The Nominating Committee held one meeting during 2000.

   The Plans Administration Committee administers the restricted stock and employee stock option plans of IBP. The members of the Plans Administration Committee currently are Ms. Smith (Chairperson), Mr. Chalsty, Dr. Gramm, Mr. Jacobson and Dr. Massengale, none of whom are eligible for selection as participants in these plans. The Plans Administration Committee (including sub-committees) held one meeting during 2000.

   The Special Committee was established by the Board of Directors to make recommendations with respect to the proposal by DLJ Merchant Banking Partners III, Inc. to acquire IBP, as well as with respect to other such proposals, including the Tyson proposal. The members of the Special Committee currently are Ms. Smith (Chairperson), Dr. Gramm, Mr. Jacobson and Dr. Massengale. The Special Committee held 36 meetings during 2000.

INFORMATION REGARDING DIRECTORS' COMPENSATION

   Officers of IBP who are also directors do not receive any fee or remuneration for services as members of the Board of Directors or of any committee of the Board of Directors. Non-management directors receive a retainer fee of $25,000 per annum, $2,500 per annum for each committee they chair and $1,000 for each board or committee meeting that they attend excluding the Special Committee. The Special Committee receives a fee of $1,500 per meeting, and the chairperson receives $1,050 per quarter for chairing the Special Committee. Non-management directors also receive stock options pursuant to the IBP Directors Stock Option Plan.

                     JOINT REPORT OF THE COMPENSATION AND
                        PLANS ADMINISTRATION COMMITTEES

COMPENSATION AND PLANS ADMINISTRATION COMMITTEES

   The Compensation Committee of the Board of Directors is comprised entirely of outside directors. The Committee is responsible for establishing the levels of compensation (except stock option grants and long-term stock awards) for the executive officers of the Company. The Committee annually evaluates IBP's performance and compensation paid to its executive officers.

   The Plans Administration Committee reviews and approves the grant of stock options and awards of restricted stock pursuant to IBP's stock option and long-term stock plans for the Company's officers and employees. This Committee is comprised entirely of outside directors.

COMMITTEES' REPORT ON EXECUTIVE COMPENSATION

  BASE SALARY

   The annual compensation of executive officers of IBP includes a base salary, coupled with a cash bonus which is calculated in accordance with an established formula based on the operating income of IBP. The Compensation Committee from time to time uses outside consultants and published compensation survey data to review competitive rates of pay, to establish salary ranges and to set target base salary levels for officers. The amount of the employee's base salary is a function of the employee's officer position, or grade level, and individual performance. The employee's individual performance is measured against expectations related to budgetary performance or operating income results and operating performance standards.

  BONUS PAYMENTS

   The annual compensation of employees participating in IBP's officers' bonus program, including executive officers, is dependent on overall corporate performance. The dollar amount of the bonus pool from which bonuses are paid is established as a percent of operating income as adjusted for non-operating expenses such as pushdown accounting. Target bonuses are based on the percent of increase or decrease in such operating income from the prior year.

  STOCK OPTION GRANTS AND RESTRICTED STOCK AWARDS

   IBP has stock option plans for all of its management employees and a long-term stock plan for its officers, including executive officers. The purpose of the plans is to assist in securing and retaining employees of ability by making it possible to offer them an incentive, in the form of a proprietary interest in IBP, to join or continue in the service of IBP and to increase their efforts on its behalf.

   Levels for both stock option grants and restricted stock awards are established by the Plans Administration Committee on the basis of an employee's officer position or grade level. Stock options are typically granted for terms of ten years and normally become exercisable in increments beginning after the second and continuing through the fifth year of the stock option term. The restricted stock awards are made subject to continued employment, generally for five years.

CORPORATE PERFORMANCE

   In evaluating corporate performance to establish compensation for fiscal year 2000, the Compensation Committee considered the fact that operating income for 1999 for bonus purposes was up 47% from 1998 and net earnings per diluted share were up to $2.96 in 1999 from $1.72 in 1998. The Compensation Committee established a standard salary increase budget of 4%, for fiscal year 2000 for officers. The budget percentage was based on the standard percentage increase for all management employees of the Company. Individual salary increases were determined for all management employees, including executive officers, based on each individual's contributions to operating unit and corporate performance.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

   The Compensation Committee of the Board of Directors set the following bonus formula for IBP's Chairman and Chief Executive Officer for fiscal year 2000:

   The bonus formula for IBP's Chairman and Chief Executive Officer for fiscal year 2000 was set by the Compensation Committee and approved by shareholders at the 2000 Annual Meeting, and was calculated by taking the percentage used to calculate the Chairman and Chief Executive's bonus for the first one hundred million of operating earnings from the prior year (1.627 percent in fiscal
1999), times one plus the percent of average salary increase for IBP management for the bonus year expressed in decimal form, the product of which gives the "Derived Percentage". The annual bonus for the Chairman and Chief Executive Officer was determined by taking the Derived Percentage of the first one hundred million of operating earnings in 2000 plus one percent of any excess over one hundred million dollars. Earnings from operations for purposes of management bonuses are calculated prior to the effects of pushdown accounting and other non-recurring items.

   The bonus method was designed to incentivize Mr. Peterson, with a performance-based bonus that was competitive with the industry and also allows the Company to take a deduction for federal income tax purposes.

  John S. Chalsty         Wendy L. Gramm       John J. Jacobson, Jr.
Martin A. Massengale                              Jo Ann R. Smith

                 COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
                    PARTICIPATION IN COMPENSATION DECISIONS

   The members of the Compensation Committee are Mr. Chalsty (Chairman), Dr. Gramm, Mr. Jacobson, Dr. Massengale and Ms. Smith.

                         SUMMARY COMPENSATION TABLE(1)

                                                                                            LONG-TERM
                                                  ANNUAL COMPENSATION                  COMPENSATION AWARDS
                                   ------------------------------------------------- ------------------------
                                                                          RESTRICTED
                                                             OTHER ANNUAL  STOCK     SECURITIES  ALL OTHER
                                          SALARY     BONUS   COMPENSATION AWARDS     UNDERLYING  COMPENSATION
   NAME AND PRINCIPAL POSITION     YEAR     ($)       ($)    ($)(2)       ($)(3)     OPTIONS (#) ($)(4)
   ---------------------------     ----  --------- ---------    ------     -------     ------      -------
Robert L. Peterson ............... 2000  1,000,000 5,205,853 62,599                  60,000      302,023
 Chairman and Chief Executive      1999  1,000,000 6,316,914 51,125                              304,878
 Officer                           1998  1,000,000 4,568,006 57,566                  30,000      160,486
Richard L. Bond .................. 2000    688,532   933,053              529,968    50,000      177,989
 President and Chief Operating     1999    555,317   853,740                                     174,099
 Officer                           1998    516,667   550,800                         21,000       30,243
Eugene D. Leman .................. 2000    464,942   559,576              371,508    16,200      136,869
 Chief Executive Officer,          1999    349,849   520,200                                     133,661
 Fresh Meats                       1998    325,500   346,800                         12,000       19,096
Larry Shipley .................... 2000    288,750   346,449                         12,000       35,624
 Chief Financial Officer           1999    282,292   383,240                                      35,736
                                   1998    289,150   260,000                         12,000       16,942
Craig J. Hart .................... 2000    148,491    65,000              200,000     3,120       22,313
 Vice President and Controller     1999     99,936   103,180                                      21,131
                                   1998     92,083    70,000                          3,120        5,403
R. Randolph Devening ............. 2000    760,000    50,000                          6,000      109,882
 President & Chief Executive       1999    728,000   728,000                         10,000       35,999
 Officer, Foodbrands America, Inc. 1998    700,000 1,217,650                                      35,700

--------
(1) No other types of compensation required to be reported in the table were paid or were payable to any of the named executive officers and, therefore, the column which the SEC regulations created to report "Long-Term Incentive Plan Payouts" has been deleted from the table. IBP has not granted any SARs pursuant to the IBP 1993 Stock Option Plan and 1996 Stock Option Plan and has therefore removed SARs from the columns of this table and reported only options.
(2) Except for Mr. Peterson, the perquisites and other personal benefits provided to the executive officers do not exceed the threshold established by the SEC and are not reported in the table. The other annual compensation reported for Mr. Peterson consists of perquisites provided by the Company. For the perquisites reported in 2000, $29,201 of this amount is attributable to Company automobile expenses and $28,231 is attributable to Mr. Peterson's personal use of Company aircraft.
(3) Restricted stock was granted to certain officers pursuant to the IBP Officer Long-Term Stock Plan. The shares vest five years from the date of grant contingent upon continued employment with IBP. Early vesting may occur pursuant to the Plan's provisions due to events such as death or total disability. The value of the shares on the date of grant is listed for the named executive officers in the Summary Compensation Table. Under certain past grants, and certain future grants to executive officers, the Company is obligated to pay the executive officer's mandatory minimum Federal tax withholding and Medicare tax portion of the Federal Insurance Contribution Act upon vesting and receipt of the shares. Dividends paid on the restricted stock are used to purchase additional shares of restricted stock pursuant to the provisions of the Plan. These additional shares are then credited to an officer's award. The number of shares of restricted Common Stock in each named officer's account pursuant to the IBP Officer Long-Term Stock Plan on December 30, 2000, and the aggregate fair market value of the shares based upon a fiscal year-end closing-price of $26.75 per share, were as follows: Mr. Peterson--101,443 shared valued at $2,713,600; Mr. Bond--46,641 shares valued at $1,247,647; Mr. Leman--33,106 shares valued at $885,586; Mr. Shipley--14,104 shares valued at $377,282; and Mr. Hart--7,767 shares valued at $207,767.

(4) All Other Compensation includes 1998 profit sharing contributions made by the Company into the named officer's account in the IBP Retirement Income Plan ("RIP") and the matching contributions made by the Company in 1999 and 2000. The matching contribution attributable to each named officer for 2000 is as follows: Mr. Peterson--$58,500; Mr. Bond--$20,656; Mr. Leman--$13,948; Mr. Shipley--$0; and Mr. Hart--$4,257. The profit sharing and employer matching amounts contributed by Foodbrands America, Inc. ("Foodbrands") into Mr. Devening's 401(k) account in 2000, and which are attributable to IBP, equaled $6,193. All Other Compensation also reports life insurance premiums paid by the Company for the named officer. The amount of insurance premiums paid by the Company for each named officer in 2000, and any cash surrender value the named officer is entitled to under a policy, is as follows: Mr. Peterson--$243,523; Mr. Bond--$157,333; Mr. Leman--$122,921; Mr. Shipley--$35,624; and Mr. Hart--$18,056. Foodbrands paid $103,689 in life insurance premiums for Mr. Devening in 2000 which is attributable to IBP.

EMPLOYMENT CONTRACTS

   Except for Mr. Peterson, IBP has employment agreements with all of its executive officers, including Messrs. Bond, Leman, Shipley and Hart. Each agreement is for a term of five years, Messrs. Bond's and Leman's commenced February 1, 2000; Mr. Shipley's commenced August 18, 1997 and Mr. Hart's commenced December 26, 2000. Each provides for a one year non-compete obligation from the employee following the termination of employment with IBP. The agreements provide for, among other things, a minimum base salary and participation in IBP employee benefit plans including specifically stock options and the IBP Officer Long-Term Stock Plan as an incentive to an employee's long term commitment to IBP. For the four IBP executive officers named in the Summary Compensation Table who currently have employment contracts, the minimum base salaries are: Mr. Bond--$700,000; Mr. Leman--$475,000; Mr. Shipley--$250,000; and Mr. Hart--$180,000. While the
agreements terminate by their terms after five years, either party to an agreement has the right to terminate it, subject to the non-compete obligation, upon one year's notice.

   In February of 2001, the IBP Board of Directors authorized and approved a severance plan for certain IBP officers which will only go into effect upon the completion of Tyson's acquisition of IBP (or its acquisition of a controlling interest of IBP). Prior to the Board's authorization the severance plan was discussed with, and approved by, Tyson. The IBP, inc. Officer Special Severance Plan (the "Officer Plan") would provide severance benefits to certain officers of IBP or certain subsidiaries upon termination of their employment under certain circumstances if such termination occurred during the period commencing upon a change of control of IBP (the "Change of Control") and ending on September 30, 2002. Each terminated officer qualifying for severance benefits would receive severance pay equal to the sum of (i) 1.5 times such officer's annual base salary in effect on the date of termination or on the effective date of the Change of Control, whichever is greater, plus (ii) the amount of such officer's average annual bonus for the three consecutive performance periods ending immediately prior to termination. In addition, each such officer would become fully vested in any shares of restricted IBP stock issued prior to the effective date of the Change of Control, and would be entitled, under certain circumstances, to have IBP reimburse such officer for the cost of COBRA for the officer and his or her eligible dependents. IBP does not have any other termination or change of control plans or contracts with any of its officers, except as provided for in the IBP 1987 Stock Option Plan, the IBP 1993 Stock Option Plan, the 1996 Stock Option Plan, the IBP Officer Long-Term Stock Plan and the 1996 Officer Long-Term Stock Plan.

   Mr. Devening's agreement commenced on August 2, 1994 and was amended on December 31, 1996 and August 28, 1998. The Agreement contains a non-compete obligation in which Mr. Devening agrees not to compete for a period of twenty-four (24) months after termination, and in return Mr. Devening will receive a payment of one (1) million dollars distributed over such twenty-four
(24) month period.

   The Company and Mr. Devening are parties to an agreement under which Mr. Devening will provide consulting services to the Company for a period of eighteen (18) months upon the termination of his employment. The terms of the agreement provide that, effective as of the date Mr. Devening retires from Foodbrands, he will receive $29,817 per month, and allow Mr. Devening to continue to participate in certain Foodbrands' compensation benefits plans.

                 OPTION GRANTS TABLE OPTION GRANTS IN 2000(1)

                                   INDIVIDUAL GRANT
                     --------------------------------------------
                                PERCENT OF                         POTENTIAL REALIZABLE
                     NUMBER OF  TOTAL                               VALUE AT ASSUMED
                     SECURITIES OPTIONS                           ANNUAL RATES OF STOCK
                     UNDERLYING GRANTED TO                        PRICE APPRECIATION FOR
                     OPTIONS    EMPLOYEES  EXERCISE OF            OPTION TERM (10 YEARS)
                     GRANTED    IN FISCAL  BASE PRICE  EXPIRATION ----------------------
NAME                 (#) (2)    YEAR (%)   ($/SHARE)    DATE      5% ($)        10% ($)
----                   ------      ----      -------    -------   -------      ---------
Robert L. Peterson.. 60,000     6.24%      12.9375     2/18/00    487,950      1,237,350
Richard L. Bond..... 50,000     5.20%      12.9375     2/18/00    406,625      1,031,125
Eugene D. Leman..... 16,200     1.68%      12.9375     2/18/00    131,747        334,085
Larry Shipley....... 12,000     1.25%      12.9375     2/18/00     97,590        247,470
Craig J. Hart.......  3,120      .32%      12.9375     2/18/00     25,373         64,342
R. Randolph Devening  6,000      .62%      12.9375     2/18/00     48,795        123,735

--------
(1) All options were granted pursuant to the 1996 Stock Option Plan. IBP has not granted any SARs pursuant to the 1996 Stock Option Plan, and has therefore removed SARs from the title and columns of this table and has reported only options.
(2) The options are granted for terms often years and become exercisable in increments beginning after the second and continuing through the fifth year of the option term. All options are priced at the fair market value of the IBP Common Stock on the effective date of the grant.

         AGGREGATED OPTION EXERCISES AND YEAR-END OPTION VALUES TABLE

    AGGREGATED OPTION EXERCISES IN 2000 AND 2000 YEAR-END OPTION VALUES (1)

                                            NUMBER OF SECURITIES
                                           UNDERLYING UNEXERCISED    VALUE OF UNEXERCISABLE
                     SHARES                      OPTIONS AT           IN-THE-MONEY OPTIONS
                     ACQUIRED    VALUE        2000 YEAR-END (#)       AT 2000 YEAR-END ($)
                     ON EXERCISE REALIZED ------------------------- -------------------------
NAME                  (#)         ($)     EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                    -----     ------    -------      -------     ---------    ---------
Robert L. Peterson..                      294,000     126,000       2,887,125   1,378,500
Richard L. Bond.....                      114,308     103,712         937,436   1,090,911
Eugene D. Leman (2). 4,000       53,000    93,294      51,906         912,775     532,863
Larry Shipley (2)...   420        5,410    48,860      38,800         308,841     384,000
Craig J. Hart (2)... 1,726       14,319    22,906       9,984         161,489     100,269
R. Randolph Devening                            0      22,000               0     209,250

--------
(1) IBP has not granted any SARs pursuant to the IBP 1993 Stock Option Plan and 1996 Stock Option Plan, and has therefore removed SARs from the title and columns of this table and has reported only options granted.
(2) The shares acquired on exercise by Mr. Leman, Mr. Shipley and Mr. Hart were held by them. For the value realized, IBP has reported the product of the number of shares exercised times the difference between the closing price of IBP Common Stock on the date of exercise and the option exercise price.

                               PERFORMANCE GRAPH

   The following performance graph compares the registrants to stock performance over the past five years against the performance of both in equity interest index and a peer group index that cover the same five year period.

                                   IBP, INC.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN IBP, INC. S&P 500 INDEX AND S&P
                                 400 INDEX(1)


                                   [CHART]

                           1995    1996    1997    1998    1999    2000
                          ------- ------- ------- ------- ------- -------
IBP, inc................. $100.00 $ 96.42 $ 83.61 $115.85 $ 71.05 $108.50
S&P 500..................  100.00  125.08  160.30  211.97  252.18  227.51
S&P 400..................  100.00  124.37  156.39  211.99  260.48  216.78

--------
(1) Assumes $100 invested on December 29, 1995 in IBP, inc. Common Stock, the S&P 500 Index, and the S&P 400 Index. Each of the three measures of cumulative total return assumes reinvestment of dividends.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. Executive officers, directors and greater than ten-percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

   Based solely on review of the copies of such forms furnished to the Company, or written representations that forms were not required, the Company believes that during the fiscal year ending December 30, 2000 there was compliance with all Section 16(a) filing requirements applicable to its executive officers and directors.